                                                                    EXHIBIT 99.1



                                 [BRASCAN LOGO]



                               2001 ANNUAL REPORT



QUALITY ASSETS

                  SUSTAINABLE CASH FLOWS

                              RETURN ON CAPITAL FOCUSSED

BUILDING ON OUR STRENGTHS

COMMERCIAL PROPERTIES

o  PREMIER OFFICE PROPERTIES

o  HIGH GROWTH, SUPPLY-CONSTRAINED,
   EAST COAST FINANCIAL CENTRES

o  71% OF PORTFOLIO IN NEW YORK,
   TORONTO AND BOSTON

Underlying Value = $13.2 BILLION

OPERATING CASH FLOW

% OF TOTAL

[OPERATING CASH FLOW PIE CHART]


New York       51%
Toronto        14%
Boston          6%
Denver          5%
Calgary         9%
Other cities   15%

FINANCIAL OPERATIONS

o  ASSET MANAGEMENT

o  MERCHANT BANKING

o  BUSINESS SERVICES

o  CAPITAL MARKETS


Underlying Value = $3.6 BILLION

OPERATING CASH FLOW

% OF TOTAL

[OPERATING CASH FLOW PIE CHART]

Capital Markets     65%
Merchant Banking    17%
Asset Management     9%
Business Services    9%

POWER GENERATING OPERATIONS

o  HYDROELECTRIC GENERATION

o  TRANSMISSION AND DISTRIBUTION

o  ELECTRICITY MARKETING

Underlying Value = $2.4 BILLION

OPERATING CASH FLOW

% OF TOTAL

[OPERATING CASH FLOW PIE CHART]

Ontario Hydroelectric    43%
Quebec Hydroelectric     32%
Other Hydroelectric       9%
Co-generation            10%
Power Marketing           6%

ASSETS UNDER DEVELOPMENT

o  OFFICE DEVELOPMENT PROJECTS

o  POWER GENERATION PROJECTS

o  RESIDENTIAL DEVELOPMENT PROJECTS

Underlying Value = $1.9 BILLION

BOOK VALUE

% OF TOTAL

[BOOK VALUE PIE CHART]

Commercial Properties        35%
Residential Properties       49%
Power Generating Stations     6%
Other                        10%

FINANCIAL PERFORMANCE

                               Underlying
                                  Value                        Book Value
----------------------------------------------------------------------------------------
MILLIONS                          2001            2001            2000            1999
----------------------------------------------------------------------------------------
Total assets                     $13,200         $ 9,580         $ 9,838         $ 8,957

Cash flow from operations                          1,087             960             868

Cash return on assets                                11%             10%             10%
----------------------------------------------------------------------------------------

2001 ACHIEVEMENTS

o  INCREASED OPERATING CASH FLOW BY 13% TO $1,087 MILLION

o  GENERATED OVER $1.5 BILLION IN CAPITAL FOR
   RE-INVESTMENT IN HIGH GROWTH INITIATIVES

o  EXTENDED AVERAGE LEASE TERM ACROSS THE PORTFOLIO
   TO TEN YEARS



                               Underlying
                                  Value                        Book Value
----------------------------------------------------------------------------------------
MILLIONS                          2001            2001            2000            1999
----------------------------------------------------------------------------------------
Total assets                     $ 3,641         $ 3,137         $ 3,016         $ 3,191

Cash flow from operations                            303             275             263

Cash return on assets                                10%              9%              8%
----------------------------------------------------------------------------------------

2001 ACHIEVEMENTS

o  INCREASED OPERATING CASH FLOW BY 10% TO $303 MILLION

o  EXPANDED REINSURANCE OPERATIONS INTO THE UNITED STATES

o  LAUNCHED THE $400 MILLION TRICAP RESTRUCTURING FUND



                               Underlying
                                  Value                        Book Value
----------------------------------------------------------------------------------------
MILLIONS                          2001            2001            2000            1999
----------------------------------------------------------------------------------------
Total assets                     $ 2,416         $ 1,511         $ 1,358         $ 1,150

Cash flow from operations                            142             123              91

Cash return on assets                                10%              9%              8%
----------------------------------------------------------------------------------------

2001 ACHIEVEMENTS

o  INCREASED OPERATING CASH FLOW BY 15% TO $142 MILLION

o  ACQUIRED EIGHT HYDROELECTRIC GENERATING STATIONS IN
   BRITISH COLUMBIA AND MAINE

o  EXPANDED ENERGY MARKETING OPERATIONS, WITH PLANS TO
   BUILD CROSS-BORDER TRANSMISSION INTERCONNECTIONS



                               Underlying
                                  Value                        Book Value
----------------------------------------------------------------------------------------
MILLIONS                          2001            2001            2000            1999
----------------------------------------------------------------------------------------
Total assets                     $ 1,926         $ 1,631         $ 1,302         $   917
----------------------------------------------------------------------------------------

2001 ACHIEVEMENTS

o  STARTED CONSTRUCTION OF A 1.2 MILLION SQUARE FOOT FULLY
   LEASED OFFICE BUILDING IN NEW YORK

o  ACQUIRED TWO OFFICE DEVELOPMENT SITES IN TORONTO

o  STARTED CONSTRUCTION OF FIVE HYDROELECTRIC GENERATING
   STATIONS IN ONTARIO, BRITISH COLUMBIA AND BRAZIL

SUSTAINABLE CASH FLOW GROWTH

BRASCAN OWNS, MANAGES AND BUILDS BUSINESSES WHICH GENERATE SUSTAINABLE CASH FLOWS. CURRENT OPERATIONS ARE LARGELY IN THE REAL ESTATE, FINANCIAL AND POWER GENERATING SECTORS. IN ADDITION, BRASCAN HOLDS INVESTMENTS IN THE RESOURCE SECTOR.

THE COMPANY'S GOAL IS TO BUILD LONG-TERM SHAREHOLDER VALUE BY INVESTING IN HIGH QUALITY ASSETS AT ATTRACTIVE VALUES, BY ACTIVELY WORKING TO INCREASE RETURNS ON CAPITAL INVESTED IN THESE ASSETS, AND BY CONTINUOUSLY PURSUING NEW OPPORTUNITIES FOR FUTURE GROWTH.

MILLIONS, EXCEPT PER SHARE AMOUNTS                       2001       2000        1999        2001       2000        1999
-------------------------------------------------------------------------------------------------------------------------
                                                         Cdn$       Cdn$        Cdn$         US$        US$         US$
PER FULLY DILUTED COMMON SHARE
  Cash flow from operations                             $  3.20     $ 2.55     $  2.00     $  2.06     $ 1.65     $  1.29
  Trailing cash flow multiple on closing share price       9.0x       8.6x        9.6x        9.0X       8.6x        9.6x
  Cash return on book equity                                13%        11%          9%         13%        11%          9%
  Market trading price - TSE/NYSE                         28.75      21.95       19.10       18.06      14.56       13.50
  Net income
    Prior to resource investments and gains                1.74       1.12        0.78        1.12       0.72        0.50
    Including resource investments and gains               1.52       3.41        2.15        0.98       2.20        1.39
  Dividends paid                                           1.00       0.99        0.98        0.65       0.64        0.63
-------------------------------------------------------------------------------------------------------------------------
TOTAL
  Assets                                                $21,929    $21,467     $20,174     $13,792    $13,501     $12,688
  Revenues                                                4,676      4,205       3,575       3,017      2,713       2,306
  Operating income                                        1,762      1,568       1,391       1,137      1,012         897
  Cash flow from operations                                 601        495         398         388        319         257
  Net income
    Prior to resource investments and gains                 349        240         180         225        155         116
    Including resource investments and gains                311        648         423         201        418         273
  Number of common shares outstanding                     169.8      169.4       173.8       169.8      169.4       173.8
-------------------------------------------------------------------------------------------------------------------------


02 Report to Shareholders                   45 Consolidated Financial Statements
14 Location of Operations                   68 Management Team
16 Financial Review                         69 Directors
17 Management's Discussion and Analysis     71 Shareholder Information

POSITIONED FOR THE FUTURE


OVER THE PAST TEN YEARS, WE HAVE TRANSFORMED BRASCAN FROM A DIVERSIFIED HOLDING COMPANY WITH MANY BUSINESSES TO A FOCUSSED AND GROWING OPERATING COMPANY WITH THREE CORE BUSINESSES - REAL ESTATE, FINANCIAL SERVICES AND POWER GENERATION. WITH A STRONG FINANCIAL POSITION, HIGH QUALITY ASSETS AND A FOCUSSED STRATEGY, WE ARE CONFIDENT THAT AN INVESTMENT IN BRASCAN IS A UNIQUE OPPORTUNITY TO PARTICIPATE IN A GROWING AND DYNAMIC COMPANY.

FELLOW SHAREHOLDERS

WE ARE REAPING MEANINGFUL BENEFITS FROM OUR EFFORTS TO BUILD SUSTAINABLE AND INCREASING CASH FLOWS.

IN SUMMARY

EVERYTHING WE DO IS DIRECTED AT MAXIMIZING SHAREHOLDER VALUE, and we believe that the most tangible way of accomplishing this is by building our cash flows and thereby increasing our return on invested capital.

     Our target is to generate a minimum sustainable cash return on common shareholders' equity of 20% per annum. We plan to achieve this by continually improving the quality of our assets, the sustainability of our cash flows and, as a result, the returns we earn on invested capital.

     WE NOW HAVE THREE STRONG OPERATING BUSINESSES - real estate, financial and power generation. These three businesses currently generate over 90% of our operating cash flows. But there is still much to do, both in our operating businesses and with our investments in the resource sector.

     CASH FLOW FROM OPERATIONS INCREASED TO $601 MILLION OR $3.20 PER SHARE IN 2001. This was our fifth consecutive year of significant cash flow growth.

     During the coming years, we intend to intensify our efforts to widen our profit margins and enhance operational synergies, and thereby increase the total cash flows generated by each of our businesses.

     With strong, strategically positioned business operations and a management team dedicated to the creation of value, we are confident that our shareholders will be well rewarded.


CASH FLOW FROM OPERATIONS

OUR HIGHEST OPERATING PRIORITY has been and continues to be to increase and strengthen the long-term sustainability of our operating cash flows.

     We are focussed on increasing cash flow per share because we believe it is the most important



2                                                     Brascan 2001 Annual Report
measure of wealth creation. It is also the component of the investment return equation which good managers can influence the most. We are pleased to report that 2001 was a year of significant achievement in this area. Cash flow from operations increased to a record $3.20 per share, compared to $2.55 in 2000.

     WE HAVE CONFIDENCE THAT THE CASH FLOWS WE ARE CURRENTLY ACHIEVING ARE SUSTAINABLE. This confidence is derived from the quality of our asset base and the nature of our businesses, such as premier office properties and hydroelectric generating plants, where we have long-term contracts in place producing stable and increasing cash flows.

     FURTHERMORE, WE EXPECT THESE CASH FLOWS ALSO TO INCREASE as a result of growth initiatives we are implementing in each business. Based on our current operating momentum, we expect to achieve in excess of 15% growth in cash flow from operations in 2002.

     Currently, we have $3.8 billion of under-contributing assets. These include $1.6 billion under development in our three operating businesses, which form an integral part of our growth strategy but do not yet generate cash flow. One example is the CIBC World Markets Tower construction project in midtown Manhattan, slated for completion in the fall of 2003.

OUR 2001 ACHIEVEMENTS


INCREASED CASH FLOW FROM
OPERATIONS 25% TO $3.20 PER SHARE

REDUCED OUR EFFECTIVE COST OF CAPITAL
TO 10%, BASED ON A 20% ROE.

RECEIVED UPGRADE OF OUR S&P AND
DBRS RATINGS TO A- AND A(LOW),
RESPECTIVELY

GENERATED $4 BILLION IN CASH,
CREATING SIGNIFICANT LIQUIDITY AND
FINANCIAL FLEXIBILITY FOR RE-INVESTMENT
IN GROWTH INITIATIVES

ENHANCED SHAREHOLDER VALUE WITH
THE REPURCHASE OF 3.8 MILLION
BRASCAN SHARES, AT AN AVERAGE
PRICE OF $27 PER SHARE

LAUNCHED A $400 MILLION
RESTRUCTURING FUND, THE FIRST OF ITS
KIND IN CANADA

PRIVATIZED OUR POWER OPERATIONS,
INCREASING SUSTAINABLE CASH FLOWS


Report to Shareholders                                                         3

WE ARE FOCUSSED ON INCREASING OUR RETURN ON EQUITY BY BUILDING OUR CASH FLOWS AND REDUCING OUR COST OF CAPITAL.

DURING 2001 WE CONTINUED TO MAKE PROGRESS TOWARDS OUR GOAL OF 20% CASH RETURN ON EQUITY.

[CASH RETURN ON EQUITY BAR CHART]



1999                                          9%
2000                                         11%
2001                                         13%
Goal                                         20%


WE REDUCED OUR COST OF CAPITAL TO 10%, CREATING A SIGNIFICANT STRATEGIC
ADVANTAGE.

DRIVERS OF REDUCED COST OF CAPITAL

o Access to a broad range of financing, including non-participating forms of equity:

   o  Preferred securities

   o  Income trusts

   o  Managed capital

o Diversity and strength of cash flow generated by Brascan's operating businesses

o  Solid investment grade credit ratings


The remaining $2.2 billion comprises our investments in the resource sector, which are under-contributing today.

     While not without its challenges, we believe we have the business strategies and the people to achieve our cash flow objectives in the years ahead.


RETURN ON CAPITAL

WE ARE CONSTANTLY ASSESSING EACH OF OUR OPERATIONS in relation to the cash returns generated on capital invested.

     Our goal is to improve our return on capital employed not only by increasing the cash flow generated by each business, but also by effectively utilizing and carefully allocating capital among our businesses.

     Our three operating businesses performed very well in 2001, contributing $1.8 billion of operating income, up 12% from the prior year. Given the nature of these businesses, we were less affected by the recent economic downturn than other industry sectors.

     DRIVEN BY OUR OBJECTIVE OF INCREASING RETURNS on capital invested, we extracted significant equity capital from our commercial real estate portfolio during 2001 by placing non-recourse fixed-rate mortgages on our mature office properties. By locking in long-term debt costs of 7%, we lowered the risk and overall cost of capital employed in this business.

     In our financial operations, we launched a number of asset management products and introduced new fee-based services. These steps will improve the



4                                                     Brascan 2001 Annual Report
stability of the cash flows and enhance the returns from this business.

     In our power generating business, we lowered our cost of capital by issuing additional income trust units. In addition to our 50% share of the earnings of the trust, we derive income from managing the business and marketing the power.

     THE DIVERSITY OF OUR ASSET BASE, together with our access to low cost, non-participating capital, provides us with important competitive advantages for reducing our overall cost of capital. This becomes evident when our cost of capital is compared to most companies conducting business in only one of the industries in which we operate.

     In 2001, we made further progress in lowering our cost of capital when S&P and DBRS upgraded our credit ratings to A- and A(low), respectively. This broadened the financial markets which we can access to prudently leverage our common shareholders' equity.


VALUE CREATION

WE ARE DETERMINED TO TRANSLATE OUR INCREASING CASH FLOWS INTO HIGHER ECONOMIC VALUES for our businesses and your shareholdings in Brascan. The sustainability of our cash flows is key to achieving this objective.

     In 2001, investors began to recognize the strength of our cash flows and the extent to which they are backed by long term contracts. We believe that this recognition accounts, in large part, for the 31% appreciation in our share price during the year.

     Our premier commercial properties with long-term leases and our low-cost hydroelectric power

OUR PRIORITY IS TO INCREASE AND STRENGTHEN THE LONG-TERM SUSTAINABILITY OF OUR OPERATING CASH FLOWS. IN 2001, WE RECORDED OUR FIFTH CONSECUTIVE YEAR OF SOLID PER SHARE CASH FLOW GROWTH FROM OPERATIONS.


STRONG RECORD OF CASH FLOW GROWTH PER SHARE

[CASH FLOW GROWTH BAR CHART]



1998                                         $1.70
1999                                         $2.00
2000                                         $2.55
2001                                         $3.20
2002E                                        $3.70E


Report to Shareholders                                                         5

COMMERCIAL PROPERTIES


WE OWN ONE OF THE HIGHEST QUALITY NORTH AMERICAN OFFICE
PROPERTY PORTFOLIOS.




PROFILE

 o  55 COMMERCIAL PROPERTIES AND DEVELOPMENT SITES

 o  71% OF OPERATING CASH FLOW GENERATED FROM PROPERTIES IN
    NEW YORK, BOSTON AND TORONTO

 o  LESS THAN 4% AVERAGE LEASE MATURITIES UNTIL 2005

 o OVER $1.5 BILLION OF CASH GENERATED IN 2001 WITH PLANS FOR OVER $1 BILLION IN 2002

 o  9 MILLION SQUARE FEET OF DEVELOPMENT OPPORTUNITIES IN
    NEW YORK AND TORONTO


[Picture of 75 State Street, Boston office properties]

To maximize return on
capital we sold half
interests in our mature
Boston office properties,
53 and 75 State Street,
generating net cash
proceeds of $260 million
for re-investment at
higher returns.



plants with large water storage facilities require relatively little sustaining capital. As a result, these assets generally command valuation multiples of about 12 times forward cash flow. Well run, growing financial operations generally command even higher multiples.

     On this basis, our shares should trade at a stock market valuation multiple of at least 12 times for our overall business. Applying this multiple to our 2002 targeted cash flows supports a share value in the mid-$40's, approximately the same as the more comprehensive analysis of underlying values included in the financial review section of this report.

     THE LONGER-TERM OPPORTUNITY FOR OUR SHAREHOLDERS is the achievement of a significantly higher valuation multiple combined with continued cash flow growth. In the next five years, if we can achieve both a 12 times multiple and an annual 15% growth in cash flow, we should produce very attractive investment returns.

     Furthermore, we believe that our two resource investments are undervalued, since we have included them in our calculations at recent stock market prices without control premiums. Only dividend income from these investments is included in our cash flow analysis. With natural resource prices currently at cyclical lows, we feel that the downside for these investments is limited and that there are excellent prospects for




6                                                    Branscan 2001 Annual Report
future value improvement with any recovery in resource prices.



REPURCHASING CAPITAL

AS VALUE STEADILY BUILDS WITHIN OUR BUSINESSES, we found that our shares represent an attractive place to invest capital.

     During the last two fiscal years,we repurchased over 10 million of our own shares for cancellation. In addition, during the first quarter of 2002 we acquired a further 1.7 million shares. In total, during this period we invested $1.2 billion in repurchasing our shares and equity securities issued by our operating businesses.

     IN ADDITION, MANAGEMENT PURCHASED OVER 6.5 MILLION COMMON SHARES IN 2001. In total, management now owns over 15% of the company. We are committed to, and feel very comfortable, aligning our personal investment capital with our shareholders.

     Utilizing the company's resources to repurchase capital does not mean we lack exciting investment opportunities to strengthen and grow our businesses. In fact,the opposite is true. We continually strive to find a balance between capturing immediate value through share repurchases and creating long-term value in our operations through the addition of quality assets.

     THE STRINGENT ALLOCATION OF CAPITAL among competing investment opportunities will remain one of our most important priorities, since we believe that successful businesses are built on getting this balance right. Our goal is to be a leader in this regard.



WITH OUR SHARES TRADING BELOW UNDERLYING VALUE OVER THE PAST
TWO YEARS, WE INVESTED $1.2 BILLION IN THE REPURCHASE OF OUR
SHARES AND EQUITY SECURITIES ISSUED BY OUR OPERATING
BUSINESSES.

CAPITAL REPURCHASES

[Bar Chart]



Average Share Repurchase Price                $23.85
Underlying Value                              $42.90


Report to Shareholders                                                         7

GROWTH INITIATIVES

IN RECENT YEARS, WE DEPLOYED SIGNIFICANT CAPITAL TO INCREASE OUR OWNERSHIP of our operating businesses, with the objective of eventually owning the majority of our businesses privately.

     In the past two years, we privatized our power operations and some of our real estate businesses. We also substantially increased our interest in our financial operations. Altogether during this period, we invested close to $1 billion of capital in this manner which we believe will enhance shareholder value as we grow these businesses over the longer term.

     WE INTEND TO CONTINUE INCREASING OUR OWNERSHIP OF OUR OPERATIONS as further opportunities arise. We aim to do this only when we are confident it will add to our long-term underlying values. As a result it may take us a while to achieve our goal, but we are determined to do so.

     In the meantime, you can see the impact of these initiatives in the presentation of the company's financial statements, which now consolidate our three operating businesses to reflect our intimate involvement in allocating capital and in achieving the challenging performance targets set for each of these operations.

     WE INVESTED HEAVILY IN 2001 TO EXPAND OUR POWER GENERATION AND FINANCIAL BUSINESSES. While we also acquired some real estate, we disposed of substantially more by selling partial interests in selected commercial properties. In repurchasing equi-

DURING 2001 WE UNDERTOOK A NUMBER OF SIGNIFICANT VALUE-ENHANCING INITIATIVES WHICH PROVIDE A SOLID FOUNDATION FOR FURTHER GROWTH:


o ACQUIRED EIGHT HYDROELECTRIC GENERATING STATIONS in British Columbia and Maine, increasing our installed capacity to over 1,100 MW with strategic interconnections to growing US markets.

o EXPANDED OUR FINANCIAL SERVICES BUSINESS with the acquisition of Enterprise Re, a New York-based reinsurance company for US$100 million.

o LAUNCHED CONSTRUCTION of the CIBC World Markets Tower in midtown Manhattan with the signing of a 30-year lease for 100% of the property.

o INITIATED CONSTRUCTION OF THREE HYDROELECTRIC POWER PLANTS IN SOUTHERN BRAZIL, strengthening our position in this rapidly growing market.


8                                                     Brascan 2001 Annual Report
ty securities previously issued by our businesses, we also increased our share of their cash flows.

     In 2002, we will continue to seek additional prime office property assets below replacement cost in cities where we now operate and in other supply-constrained markets, such as San Francisco or Washington. We are also sponsoring a mezzanine fund to provide financing on high quality office assets.

     WE PLAN TO COMMIT FURTHER CAPITAL TO EXPAND OUR FINANCIAL OPERATIONS. While most of the growth in our financial operations to date has been organic,we will also assess opportunities which will expedite our entry into new operating businesses.

     In our power operations, we are seeking opportunities to acquire additional hydroelectric power plants from natural resource companies which are constrained for capital. We will also bid selectively on assets held by provincially-owned power companies, either alone or by leading an investment group.

     WITH RESPECT TO NORANDA AND NEXFOR, WE WILL BE OPPORTUNISTIC. If their share prices remain low, we may acquire more shares. In the future we intend to be more adept at increasing our returns from these businesses throughout the commodity cycles. We strongly endorse the initiatives being undertaken by these companies to improve their

FINANCIAL OPERATIONS


WE INVEST, LEND AND PROVIDE FINANCIAL ADVICE, DRAWING HEAVILY ON THE INDUSTRY EXPERTISE AVAILABLE FROM OUR OPERATING BUSINESSES.




PROFILE

o  A GROWING BASE OF CORPORATE, INSTITUTIONAL AND HIGH NET WORTH INDIVIDUAL
   CLIENTS

o  PARTNERSHIP APPROACH TO RELATIONSHIPS

o FOCUS ON SPECIFIC INDUSTRY SECTORS WHERE WE HAVE EXPERIENCE AND COMPETITIVE ADVANTAGES

o  OPERATIONS IN CANADA, UNITED STATES, BERMUDA AND BRAZIL

o  $3 BILLION OF ASSETS UNDER MANAGEMENT


IN 2001, WE INCREASED OUR
ASSETS UNDER MANAGEMENT BY
LAUNCHING THE $400 MILLION
TRICAP RESTRUCTURING FUND



Report to Shareholders                                                         9

POWER GENERATION


WE ARE ONE OF THE LOWEST COST PRODUCERS OF ELECTRICITY IN NORTH AMERICA.



PROFILE

o  27 HYDROELECTRIC GENERATING STATIONS AND ONE CO-GENERATION POWER FACILITY

o  OPERATIONS IN ONTARIO, QUEBEC, BRITISH COLUMBIA, MAINE AND LOUISIANA

o  OVER 1,100 MEGAWATTS OF TOTAL GENERATING CAPACITY

o 130 MEGAWATTS OF NEW CAPACITY UNDER DEVELOPMENT IN ONTARIO, BRITISH COLUMBIA AND BRAZIL

o KEY TRANSMISSION INTERCONNECTIONS BETWEEN ONTARIO AND QUEBEC WITH ADDITIONAL INTERCONNECTIONS PLANNED INTO THE USA


 DURING 2001, WE ACQUIRED OVER
 200 MEGAWATTS OF GENERATING
 CAPACITY, INCLUDING SIX
 HYDROELECTRIC POWER STATIONS IN
 NORTHERN MAINE.



[PICTURE OF GREAT NORTHERN ENERGY POWER PLANT]




operating margins, and we are prepared to provide them with additional bridge capital in 2002 should it be needed to acquire high quality assets at attractive prices.



CAPITAL GENERATION

WE ENDED 2001 IN OUR BEST FINANCIAL POSITION EVER. We have substantial cash, liquid short-term securities and undrawn bank lines. Furthermore, the strengthening of our credit ratings has improved our access to the international capital markets.

     OUR STRONG FINANCIAL POSITION IS THE CULMINATION OF MANY INITIATIVES over a number of years to strengthen our asset base and financial profile. In the second half of 2001, we issued $450 million of seven-year term notes, $375 million of preferred securities and renewed $1.2 billion of bank lines with nine credit institutions.

     OUR REAL ESTATE OPERATIONS GENERATED OVER $1.5 BILLION OF CASH from operations, property refinancings and the sale of partial interests in mature office properties in Boston and Calgary. We intend to continue to monetize mature assets during 2002 with similar transactions planned for Toronto, Calgary and possibly New York.

     We made further progress on enhancing returns and broadening the funding base of our financial




10                                                    Brascan 2001 Annual Report
operations. In 2001, this included the launch of the $400 million Tricap Restructuring Fund and two specialized asset management vehicles, Diversified Canadian Financial I and II.

     IN OUR POWER GENERATING BUSINESS, we refinanced mature facilities and used the proceeds to pay for new acquisitions. We also used our high performing Hydro Income Fund to source lower cost capital in order to augment our returns.

     No major capital was generated from our resource investments in 2001 other than regular dividends of $96 million.


OPERATIONAL OBJECTIVES

DURING 2001 WE ADDED SIGNIFICANT VALUE TO OUR OPERATING BUSINESSES through internal growth and the selective pursuit of new opportunities.

     We proactively leased 3.6 million square feet of office space at higher rates in 2001. We widened profit margins in our power generating operations and successfully expanded our financial businesses.

     WE ARE DETERMINED TO IMPROVE OUR COST COMPETITIVENESS IN EACH OF OUR BUSINESSES. This will include add-on acquisitions which augment our cash generation or diversify us into new geographical areas.

     Acquisition opportunities will all be evaluated based on our value-adding approach to business. At the same time, if opportunities arise to dispose of assets at outstanding value, we will consider taking advantage of them.

     As we continue to build our three operating businesses and re-engineer our natural resource investments, we will do so with a singular focus - to


WE ARE ACTIVELY PURSUING OPPORTUNITIES FOR FURTHER GROWTH WHERE:

o Expected returns will exceed pre-determined thresholds, taking into account risk factors

o  Operations will generate long-term sustainable streams of cash flow

o  Access is provided to new markets

o  Assets have the potential to appreciate in value




Report to Shareholders                                                        11
increase the return on the capital our shareholders have entrusted to our care.

     FINDING WAYS TO BECOME BETTER AT EVERYTHING WE DO is fundamental to achieving our value creation objectives. While there is always work to do in this regard, we are well on our way to creating a performance culture where entrepreneurial leaders can thrive and be recognized for the value they add.

     We believe successful companies must take measured risks and be quick to address and learn from setbacks, and our actions will be based on this approach. We may make mistakes, even with the best of intentions. However, we will do all we can to ensure that none of these threaten the viability of your company.

2002 AND BEYOND

WE ENTERED 2002 WITH POSITIVE MOMENTUM IN EACH OF OUR OPERATING BUSINESSES and in a very strong financial position. Having invested only a fraction of the capital generated in 2001, we are in a highly liquid position and able to respond to opportunities as they develop.

     EACH OF OUR OPERATING BUSINESSES HAS THE CAPACITY TO GROW INTERNALLY. However, we will also actively pursue acquisition opportunities to enhance their growth. As we seek new opportunities, we will be attracted to businesses which have visible streams of cash flow. We do not mind waiting for cash flow growth to materialize, but we do want to be sure that the cash flow will be secure and require

WE ARE COMMITTED TO ACHIEVING OUR PERFORMANCE OBJECTIVES WITH A FOCUS ON FIVE STRATEGIC PRIORITIES:

2002 STRATEGIC PRIORITIES

o  Increase and strengthen sustainable cash flows

o  Enhance return on capital for shareholders

o  Translate rising cash flows into higher business values

o  Repurchase securities when they are undervalued

o  Pursue opportunities to grow operating businesses



                             PERFORMANCE OBJECTIVES
                        --------------------------------

                               15%                 20%

                       CASH FLOW OBJECTIVES     CASH ROE



12                                                    Brascan 2001 Annual Report
little sustaining capital investment - similar to our existing operating businesses.

     THE MANAGEMENT SUCCESSION PLAN initiated approximately three years ago is now complete. I feel privileged to be taking over from Jack Cockwell as President and Chief Executive Officer of Brascan at this time. Under Jack's leadership over the past ten years, Brascan has achieved great success and is now in its strongest position ever, with a solid platform for further growth. Jack will continue to play an important role as Co-Chairman of Brascan and as a key member of our management partnership.

     WE THANK OUR MANY CUSTOMERS, BUSINESS PARTNERS, LENDERS, EMPLOYEES AND DIRECTORS for the support they have provided over the past year. We also express our thanks to Robert Prichard, who retired from Brascan's board of directors during 2001 following his appointment as a senior executive and board member of Torstar Corporation. Rob's contribution to Brascan and his advice to management during his term of service were very much appreciated.

     AND FINALLY, WE WANT TO EMPHASIZE OUR COMMITMENT TO INVEST YOUR CAPITAL PRUDENTLY AND WISELY. Our goal is to continue to invest in high quality assets generating sustainable cash flows with the goal of increasing the returns on the capital you have entrusted to us to manage.

     We cannot guarantee the future, but we do believe we have laid the foundations for achieving improved returns for you.




On behalf of my partners and the Board:





[signed]



J.Bruce Flatt

President and Chief Executive Officer

February 13, 2002



Report to Shareholders                                                        13

LOCATION OF OPERATIONS

MORE THAN HALF OUR REVENUES ARE NOW GENERATED IN THE UNITED STATES

[Map of operations and properties]

o  Commercial Properties

o  Financial Operations

o  Power Generating Properties

o  Residential Properties


14                                                    Brascan 2001 Annual Report

COMMERCIAL PROPERTIES


                                                                                          Leasable Area (000 SQ. FT.)
                                                                                  ------------------------------------------
                                                             Number of                          Retail and
15 LARGEST COMMERCIAL COMPLEXES                             Properties            Office             Other             Total
----------------------------------------------------------------------------------------------------------------------------
World Financial Center                   New York               3                  5,686               520             6,206
One Liberty Plaza                        New York               1                  2,194                20             2,214
245 Park Avenue                          New York               1                  1,631                62             1,693
BCE Place                                Toronto                4                  2,559               869             3,428
Exchange Tower Block                     Toronto                2                  1,137               256             1,393
53 State Street                          Boston                 1                  1,090                71             1,161
75 State Street                          Boston                 1                    742               260             1,002
Republic Plaza                           Denver                 1                  1,245               548             1,793
Trade Center Denver                      Denver                 2                    766                43               809
Bankers Hall                             Calgary                3                  1,961               628             2,589
Fifth Avenue Place                       Calgary                2                  1,427               254             1,681
Petro-Canada Centre                      Calgary                2                  1,707               245             1,952
33 South Sixth Street                    Minneapolis            2                  1,082               695             1,777
Dain Plaza                               Minneapolis            2                    593               638             1,231
Retail centres and hotels                Brazil                 4                      -             1,593             1,593
----------------------------------------------------------------------------------------------------------------------------



FINANCIAL OPERATIONS

Asset Management                      Merchant Banking               Business Services               Capital Markets
----------------------------------------------------------------------------------------------------------------------------
Alternative-type investments          Acquisition financing          Home relocations                Financial advisory

Structured financial products         Bridge loans                   Property appraisals             Securities underwriting

Traditional fixed income              Project financings             Move-in services                Property brokerage
  and equities

Finite-risk reinsurance                                              Home-transaction                Proprietary trading
                                                                       closing services
----------------------------------------------------------------------------------------------------------------------------






POWER GENERATING PROPERTIES

                                                                       Installed Capacity                10-Year Average Generation
                                                                              (MEGAWATTS)                          (GIGAWATT HOURS)
------------------------------------------------------------------------------------------------------------------------------------
Northern Ontario Power                 Ontario                                331                                1,550
Lake Superior Power                    Ontario                                110                                  850
Valerie Falls Power                    Ontario                                 10                                   51
Maclaren Power                         Quebec                                 238                                1,418
Pontiac Power                          Quebec                                  28                                  210
Powell River Energy                    British Columbia                        82                                  522
Great Northern Energy                  Maine                                  126                                  750
Louisiana Hydroelectric Power          Louisiana                              192                                  869
------------------------------------------------------------------------------------------------------------------------------------


Location of Operations                                                        15

VALUE CREATION



WE CONTINUE TO BUILD LONG-TERM SHAREHOLDER VALUE BY ADDING QUALITY ASSETS AND INCREASING OUR OPERATING CASH FLOWS:


o  OPERATING CASH FLOWS INCREASED BY 25% TO $3.20 PER SHARE



o  CASH GENERATED FOR RE-INVESTMENT INCREASED TO $4 BILLION



o  CASH RETURN ON EQUITY INCREASED TO 13% COMPARED WITH 11% IN THE PREVIOUS YEAR



o  VALUE ENHANCEMENT INITIATIVES INCREASED UNDERLYING VALUES BY $5.00 PER SHARE


FINANCIAL REVIEW INDEX

MANAGEMENT'S DISCUSSION AND ANALYSIS                       17
Financial Profile                                          17
Underlying Values and Cash Flows                           18
Commercial Properties                                      19
Financial Operations                                       22
Power Generating Operations                                26
Residential Properties                                     28
Assets Under Development                                   30
Investment in Noranda and Nexfor                           31
Working Capital                                            34
Capital Resources and Liquidity                            34
Liabilities                                                35
Shareholders' Interests                                    37
Results of Operations                                      39
Business Environment and Risks                             41
CONSOLIDATED FINANCIAL STATEMENTS                          45
Notes to the Consolidated Financial Statements             49


16                                                    Brascan 2001 Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OF FINANCIAL RESULTS

Brascan's business strategy is to own, manage and build businesses which generate sustainable cash flows. Our current operations are largely in the real estate, financial and power generating sectors. In addition, we hold investments in the resource sector. Our goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth.

We own and operate our businesses directly as well as through partially owned companies and joint venture partnerships. While we would prefer to own 100% of our operating businesses, and we aim to ultimately do so, there are circumstances when it is beneficial to operate through partially owned companies and partnerships.

Headquartered in Toronto, Canada, Brascan is an international company. More than 60% of the company's assets are located outside of Canada and most of the revenues are denominated in US dollars. The company's common shares are listed on the New York, Toronto and Brussels stock exchanges. Financial results have historically been reported in Canadian dollars, although it is likely that we will adopt the US dollar as the reporting currency during 2002.

This discussion and analysis contains cash flow and valuation information which is being presented to investors in this form for the first time. The analysis is based on estimates which we believe are conservative. However, the nature and form of the information presented is intended to enable shareholders, investors and analysts to conduct their own assessment of the company's performance and underlying value, utilizing their own valuation metrics.


FINANCIAL PROFILE

Brascan's consolidated assets totalled $21.9 billion as at December 31, 2001 on a book value basis, compared with $21.5 billion at the end of the preceding year. The underlying value of these assets at the end of 2001, based on the methodology and assumptions contained in this analysis, totalled $27.0 billion. Brascan segregates its assets into operating assets, cash and working capital balances, and investments in the resource sector.

Operating assets represent the assets employed in our real estate, financial and power businesses, together with assets under development in each of those sectors. These assets represent 83% of our total assets on an underlying value basis and generated approximately 90% of our operating cash flows during 2001.

Each of our operating businesses generates sustainable, low risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets held by these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many other assets. As a result, we believe that the majority of the company's assets are most appropriately valued on a discounted cash flow basis or a cash flow multiple basis. Accordingly, we have provided cash flow information related to these assets throughout this report to assist readers assess these values.

Commercial property assets are principally premier quality office properties located in major North American cities; financial services assets represent the investment assets owned as part of our financial services business, which is focussed primarily on asset management, business services, capital markets activities and merchant banking; power generating plants are predominantly hydroelectric power generating facilities located on North American river systems; and residential property assets represent the assets deployed in our residential development and home building operations.


[BRUCE FLATT PHOTOGRAPH]

"OUR HIGHEST PRIORITY IS TO INCREASE OUR OPERATING CASH FLOWS WITH A GOAL OF ENHANCED RETURNS ON CAPITAL. WE BELIEVE THIS IS THE MOST IMPORTANT MEASURE OF WEALTH CREATION."

                   Bruce Flatt


ASSET PROFILE
% OF UNDERLYING VALUE


[PIE CHART]

o        Commercial properties (49%)
o        Financial operations (14%)
o        Power generating operations (9%)
o        Residential properties (4%)
o        Assets under development (7%)
o        Other (17%)


Management's Discussion and Analysis                                          17

Assets under development are comprised principally of properties under development in our commercial and residential property operations as well as our power generating business. Although these assets currently generate minimal cash flow, we expect that they will generate superior levels of cash flow as they are completed and represent an important component of our strategy to continuously upgrade the quality of our businesses and enhance cash flows from operations.

Our two resource investments, Noranda Inc. and Nexfor Inc., contributed $96 million of cash flow through dividend receipts and, when valued based on their December 31, 2001 stock market prices, represent 7% of the underlying value of our total assets. Given that prices for many of the products produced by these two companies are at cyclical lows, we believe that their values will increase significantly as prices recover to normal levels.

We finance our operations through diversified sources of capital. Attractive low-risk financial leverage for common shares is achieved through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate permanent non-participating securities such as preferred shares.

The information in this annual report is presented on a consolidated basis which includes the results of our real estate, financial services and power generation businesses. Although we only commenced full consolidation of our real estate operations on December 31, 2001, the following discussion and analysis reflects its consolidation for all periods to provide appropriate comparative figures.


UNDERLYING VALUES AND CASH FLOWS

The following is a summarized statement of underlying values, book values and operating cash flows from our operations for the past three years:


                                             Underlying      Return
                                                Value      on Assets      Book Value          Operating Cash Flow
----------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)            %     2001     2001       2001      2000      2001      2000      1999
----------------------------------------------------------------------------------------------------------------------
ASSETS
Operating assets
  Commercial properties                      49%  $13,200     11%    $ 9,580    $ 9,838    $1,087    $  960    $  868
  Financial operations                       14%    3,641     10%      3,137      3,016       303       275       263
  Power generating operations                 9%    2,416     10%      1,511      1,358       142       123        91
  Residential properties                      4%    1,120     13%      1,110        945       140       118        94
  Assets under development                    7%    1,926       -      1,631      1,302         -         -         -
                                           --------------------------------------------------------------------------
                                             83%   22,303     10%     16,969     16,459     1,672     1,476     1,316
Cash                                          2%      607       -        607        658         -         -         -
Investment in Noranda and Nexfor              7%    1,853      4%      2,151      2,209        96        94        94
Accounts receivable and other                 8%    2,202      4%      2,202      2,141        90        92        75
---------------------------------------------------------------------------------------------------------------------
                                             100% $26,965      9%    $21,929    $21,467   $ 1,858    $1,662    $1,485
=====================================================================================================================

LIABILITIES
Non-recourse borrowings
    Property specific mortgages                   $ 7,160      7%    $ 7,160    $ 7,017 $     471    $  400    $  393
    Other debt of subsidiaries                      3,161      5%      3,161      3,107       158       161       121
  Corporate borrowings                              1,313      6%      1,313      1,360        95       106       111
  Accounts and other payables                       1,718      5%      1,718      1,630        79        84       100
SHAREHOLDERS' INTERESTS
  Minority interests of others in assets            4,542     14%      2,720      2,722       391       348       297
  Preferred equity - corporate and subsidiaries     1,596      7%      1,596      1,450       106       111       105
  Common equity                                     7,475     13%      4,261      4,181       558       452       358
---------------------------------------------------------------------------------------------------------------------
                                                   13,613     12%      8,577      8,353     1,055       911       760
---------------------------------------------------------------------------------------------------------------------
                                                  $26,965      9%    $21,929    $21,467 $   1,858    $1,662    $1,485
=====================================================================================================================
PER COMMON SHARE                                  $ 42.90     13%    $ 24.68    $ 24.24 $    3.20    $ 2.55    $ 2.00
=====================================================================================================================


[BRIAN LAWSON PHOTOGRAPH]

"BRASCAN'S FINANCIAL PRESENTATION
IS DIRECTED AT PROVIDING FULL
VISIBILITY TO OUR OPERATIONS, CASH
FLOWS AND THE HIGH QUALITY OF OUR
ASSETS."

                 Brian Lawson





OPERATING CASH FLOW
PER COMMON SHARE (CDN$)

[BAR CHART]



1999                                   $2.00
2000                                   $2.55
2001                                   $3.20




18                                                    Brascan 2001 Annual Report

COMMERCIAL PROPERTIES

Our commercial property portfolio is comprised largely of premier office properties located in six North American cities, with New York, Boston and Toronto accounting for 71% of the portfolio on a book value basis. In addition, we own properties in two South American cities.

The composition of the company's commercial property portfolio at the end of 2001 and 2000 was as follows:

                                      Leasable       Return
YEARS ENDED DECEMBER 31                 Area        on Assets          Book Value                 Operating Cash Flow (1)
                                   ----------------------------------------------------------------------------------------------
REGION                                  2001          2001         2001         2000          2001            2000         1999
---------------------------------------------------------------------------------------------------------------------------------
                                   (000'S SQ.FT.)                   (US$ MILLIONS)                      (US$ MILLIONS)
New York, New York                     10,113          10%       $ 3,203      $ 3,102       $   329         $  313        $   300
Toronto, Ontario                        6,866          12%           737          801            91             88             77
Boston, Massachusetts                   2,163          11%           332          648            37             56             47
Denver, Colorado                        3,014          10%           357          368            36             34             34
Calgary, Alberta                        6,330          11%           520          574            57             48             33
Minneapolis, Minnesota                  3,008           7%           391          392            29             28             27
Other North America                     3,171          18%           209          441            38             25             31
Brazil                                  1,593          12%           276          277            29             33             30
Lease termination income and gains          -           -              -            -            55             19             20
---------------------------------------------------------------------------------------------------------------------------------
Total US$                              36,258          11%       $ 6,025      $ 6,603       $   701         $  644        $   599
=================================================================================================================================
Total Cdn$                                                       $ 9,580      $ 9,838       $ 1,087         $  960        $   868
=================================================================================================================================
Underlying value estimate                                        $13,200
=================================================================================================================================

(1)  Commercial property revenue less operating costs

The underlying value of our commercial properties is based on a 7.75% capitalization rate applied to estimated 2002 net operating income, prior to lease termination income and other property gains, which is projected to be $1,025 million. This represents a modest increase over the $1,002 million earned in 2001 on a comparable basis, taking into account the reduction due to dispositions of property interests during the year.

Commercial property operations contributed $1,087 million of operating cash flow in 2001,an increase of 13% over 2000 as a result of strong internal growth generated by the roll-over of below market leases, contractual increases embedded in leases, the impact of acquisitions and dispositions and the proactive renegotiation of leases prior to their maturity in order to capture termination income, property gains and higher rental rates.


COMPONENTS OF OPERATING CASH FLOW

The components of commercial property operating cash flow were as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)                        2001          2000        1999
------------------------------------------------------------------------------------------
Rental revenue                                           $ 1,053      $ 1,046      $   967
Property operating costs                                     407          421          388
------------------------------------------------------------------------------------------
Total rental revenue                                         646          625          579
Lease termination income and property gains                   55           19           20
------------------------------------------------------------------------------------------
Operating cash flow - US$                                $   701      $   644      $   599
==========================================================================================
Operating cash flow - Cdn$                               $ 1,087      $   960      $   868
==========================================================================================


[RIC CLARK PHOTOGRAPH]


"LAST YEAR, WE GENERATED $1.5 BILLION OF CASH FROM OUR PROPERTY OPERATIONS FOR RE-INVESTMENT AT HIGHER YIELDS."

                                                                       Ric Clark

COMMERCIAL PROPERTIES

[COMMERCIAL PROPERTIES PIE CHART]

% OF BOOK VALUE

o  New York (53%)

o  Toronto (12%)

o  Boston (6%)

o  Denver (6%)

o  Calgary (9%)

o  Other (14%)

Management's Discussion and Analysis                                          19

The components of the growth in commercial property operating cash flow broken down by contractual increases in rental rates, rollovers of rents, lease-up of vacancies and acquisitions and dispositions over the past three years were as follows:


YEARS ENDED DECEMBER 31 (MILLIONS)                                 2001           2000        1999
---------------------------------------------------------------------------------------------------
Net operating income before lease termination income
   and property gains                                            $   625        $   579     $   537

   (i)      Contractual increases on in-place leases                  13             16          15
   (ii)     Rental increases achieved on in-place rents               17             13          10
            on re-leasing
   (iii)    Lease-up of vacancies                                     15              7           1
   (iv)     Acquisitions and dispositions net                        (24)            10          16
---------------------------------------------------------------------------------------------------
                                                                     646            625         579
   (v)      Lease termination income and property gains               55             19          20
---------------------------------------------------------------------------------------------------
Operating cash flow - US$                                        $   701        $   644     $   599
===================================================================================================
Operating cash flow - Cdn$                                       $ 1,087        $   960     $   868
===================================================================================================

(i) Contractual increases on in-place leases

During 2001, contractual increases in leases added US$13 million to net income. This compares to a US$16 million increase in 2000. Our leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in our buildings, there is generally lower risk in realizing these increases. It is our practice to record rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time.

(ii) Rental increases achieved on in-place rents on re-leasing

During the year, US$17 million of increased cash flow was generated from higher rental rates on the re-leasing of space in the portfolio. At December 31, 2001, average in-place net rents increased to US$21 per square foot compared with US$20 per square foot at December 31, 2000 and US$19 per square foot at December 31, 1999. The following table shows the average estimated in-place rents and current market rents for similar space and services in each of the company's markets:

                                      Leasable         Average     Average In-Place         Average Market
AS AT DECEMBER 31, 2001                Area (1)     Lease Term             Net Rent               Net Rent
----------------------------------------------------------------------------------------------------------
                                   (000'S SQ. FT.)      (YEARS)    (US$ PER SQ. FT.)      (US$ PER SQ. FT.)
New York, New York
  Midtown                               1,693              14               $   36                  $   55
  Downtown                              8,420              11                   32                      45(2)
Toronto, Ontario                        6,866               5                   18                      21
Boston, Massachusetts                   2,163               6                   30                      40
Denver, Colorado                        3,014               5                   15                      20
Calgary, Alberta                        6,330               5                   10                      15
Other North America                     3,171               8                   12                      12
Brazil                                  1,593               5                   45                      50
----------------------------------------------------------------------------------------------------------
Average - US$                          36,258              10               $   21                  $   29
==========================================================================================================
Average - Cdn$                         36,258              10               $   33                  $   46
==========================================================================================================

(1) Excludes development sites

(2) Not altered from prior to September 11, 2001 as no material leases completed in downtown Manhattan, and the figure is not immediately relevant to Brascan as the company has no space coming due in the portfolio until 2005


[JOHN ZUCCOTTI PHOTOGRAPH]

"TEAMWORK AND OUR COMMITMENT TO TENANTS ENABLED US TO BEAT ALL PROJECTIONS IN RETURNING OUR LOWER MANHATTAN BUILDINGS TO SERVICE FOLLOWING THE SEPTEMBER 11TH ATTACK."

                                                                   John Zuccotti



[DAVID ARTHUR PHOTOGRAPH]

"WE WILL CONTINUE TO SELL PARTIAL INTERESTS IN MATURE PROPERTIES IN ORDER TO REDEPLOY THAT CAPITAL INTO HIGHER RETURN OPPORTUNITIES."

                                                                    David Arthur


20                                                    Brascan 2001 Annual Report

Average in-place and market rents are approximately 70% of average market rates, which should provide growth in cash flows as existing space is re-leased.

(iii) Lease-up of vacancies

Over 3.6 million square feet of space was leased in 2001, including 3 million square feet of new occupancies and 0.6 million square feet of renewals. The larger volume of new leasing reflects the impact of acquisitions during the year, re-leasing of space taken back on lease terminations and our proactive lease management program, which is focussed on capturing the differences between in-place and market rents prior to contractual lease expiry. Our total portfolio occupancy rate in 2001 remains unchanged at 97%. The leasing profile for 2001,2000 and 1999 is shown in the following table:

                                              2001                 2000                     1999
                                     --------------------------------------------------------------------
AS AT DECEMBER 31                    LEASABLE        %      Leasable       %        Leasable         %
THOUSANDS OF SQ. FT.                  AREA (1)     LEASED    Area (1)    Leased      Area (1)      Leased
----------------------------------------------------------------------------------------------------------
New York, New York                    10,113        100%      9,846        100%       9,667          99%
Toronto, Ontario                       6,866         97%      7,099         99%       7,179          96%
Boston, Massachusetts                  2,163         99%      2,163        100%       2,122          95%
Denver, Colorado                       3,014         96%      3,156         94%       3,147          97%
Calgary, Alberta                       6,330         96%      6,471         94%       3,770          95%
Minneapolis, Minnesota                 3,008         95%      3,008         96%       3,009          96%
Other North America                    3,171         93%      5,157         95%       4,387          92%
Brazil                                 1,593         98%      1,593         97%       1,593          97%
--------------------------------------------------------------------------------------------------------
Total                                 36,258         97%     38,493         97%      34,874          96%
========================================================================================================

(1) Excludes development sites

(iv) Acquisitions and dispositions, net

The sale of properties during the year reduced operating cash flow by US$24 million, net of operating cash flow from properties acquired during the year. This compares with a net increase of US$10 million in 2000.

In 2001 we sold partnership interests in our two Boston office properties for the equivalent of $1,046 million. These sales were completed on a 7.25% capitalization rate, generating $260 million of net cash to the company. Other property sales included two office buildings in Calgary and five non-core retail properties. In 2000, we added 3.5 million square feet through the acquisition of Bankers Hall in Calgary and Royal Centre in Vancouver for $514 million. These assets were acquired with over 425,000 square feet of vacancy.


(v) Lease termination income and property gains

During 2001,we generated US$54 million of gains on the sale of partial interests in office properties. The sale of a 49% interest in two Boston properties and a 50% interest in Fifth Avenue Place in Calgary resulted in gains of US$24 million and US$30 million, respectively. No gains on the sale of office properties were recorded in 2000. Lease termination payments totaling US$1 million were generated in 2001,compared to US$19 million in 2000 and US$20 million in 1999. While these types of payments are opportunistic and difficult to predict, the dynamic tenant base typical in our buildings should enable us to generate other opportunities in the future resulting in similar payments.



[JACKY DELMAR PHOTOGRAPH]

 "WE HAVE FOUND QUALITY, LOCATION AND DISCIPLINE TO BE THE KEYS TO SUCCESS IN THE REAL ESTATE BUSINESS."

                                                                    Jacky Delmar



  COMMERCIAL PROPERTIES - OPERATING CASH FLOW

[OPERATING CASH FLOW BAR GRAPH]

                                   CDN$ MILLIONS
                                   -------------
1999                                  $868
2000                                  $960
2001                                  $1,087


Management's Discussion and Analysis                                          21

TENANT RELATIONSHIPS AND LEASE MATURITIES

An important characteristic of our tenant profile is its strong credit quality. Special attention is directed at our tenant's credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an "A" credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC World Markets, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

Where possible, we endeavor to sign long-term leases. Although each market is different, the majority of our leases are for 10 to 20 year terms. As a result, the average amount of leasable area in the total portfolio maturing annually is less than 5%. In New York and Boston, where the 2002 to 2004 maturities were aggressively re-leased in 2000 and 2001, scheduled maturities during these three years combined represent less than 5% of our space in these markets. This is particularly important in downtown Manhattan where the portfolio has virtually no leases maturing until late 2005. Given the events of September 11, 2001 and the work required to rebuild transportation infrastructure in downtown Manhattan over the next 24 months, our proactive leasing programme was particularly fortuitous.

The following is the breakdown of lease maturities by market:

                                                                                                                           Total
                                 Currently                                                                     2009 &    Leasable
THOUSANDS OF SQ. FT.             Available   2002     2003       2004      2005     2006      2007     2008    Beyond       Area
---------------------------------------------------------------------------------------------------------------------------------
New York, New York                  43         34       18        176       602      441        70      279     8,450     10,113
Boston, Massachusetts               24         24       26         86       226      587        60      376       754      2,163
--------------------------------------------------------------------------------------------------------------------------------
                                    67         58       44        262       828    1,028       130      655     9,204     12,276
--------------------------------------------------------------------------------------------------------------------------------
Toronto, Ontario                   199        117      184        305     1,398      299       347      250     3,767      6,866
Denver, Colorado                   111        160      223        154       477      320       219      380       970      3,014
Calgary, Alberta                   230         80       72        125       288      225        99      247     4,964      6,330
Minneapolis, Minnesota             138        371      400        173        87      528        71        8     1,232      3,008
Other North America                188        202      344        200       158      248       259       61     1,511      3,171
Brazil                              27        131      107        127       141      128        44       24       864      1,593
--------------------------------------------------------------------------------------------------------------------------------
Total                              960      1,119    1,374      1,346     3,377    2,776     1,169    1,625    22,512     36,258
================================================================================================================================
% of total                          3%         3%       4%         4%        9%       8%        3%       4%       62%       100%
================================================================================================================================

FINANCIAL OPERATIONS

Our financial operations include asset management, business services, capital markets and merchant banking activities. These activities generate steady streams of investment income as well as fees and commissions for the company.

The following table shows the composition of the company's financial assets at December 31, 2001 and 2000 together with their underlying values and operating cash flows:

                                          Return
                                        on Assets           Book Value                    Operating Cash Flow (1)
                                        -------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)         2001          2001         2000           2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------
Securities                                  9%         $ 1,507      $ 1,619        $   129        $   99        $   101
Loans receivable                            8%           1,630        1,397            132           127            115
-----------------------------------------------------------------------------------------------------------------------
                                                         3,137        3,016            261           226            216
Fees and commission income, net             -                -            -             42            49             47
-----------------------------------------------------------------------------------------------------------------------
Total                                      10%         $ 3,137      $ 3,016        $   303        $  275        $   263
=======================================================================================================================
Underlying value estimate                              $ 3,641
=======================================================================================================================

(1) Investment income and fee revenue, net of directly applicable operating costs


[STEVE DOUGLAS PHOTOGRAPH]

"OWNING PREMIER QUALITY PROPERTIES ENABLES US TO FINANCE EACH ASSET SEPARATELY WITHOUT RECOURSE TO OUR OTHER ASSETS. THIS IS ONE OF OUR MOST IMPORTANT STRENGTHS."

                                                                   Steve Douglas


FINANCIAL OPERATIONS

- OPERATING CASH FLOW

CDN$ MILLIONS

[OPERATING CASH FLOW BAR CHART]



1999                                   $263
2000                                   $275
2001                                   $303



22                                                    Brascan 2001 Annual Report

The underlying value of our financial assets is based on the book value of the securities and loans receivable balances, plus our fee generating businesses valued at a 12 times multiple.

COMPONENTS OF OPERATING CASH FLOW

Our financial businesses contributed $303 million of operating cash flow in 2001, an increase of 10% over 2000 reflecting growth in asset management and capital market activities during the year. The components of operating cash flow for the past three years were as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)                       2001             2000            1999
-----------------------------------------------------------------------------------------------
Fees and commissions                                   $   375         $    363         $   353
Investment income                                          261              226             216
-----------------------------------------------------------------------------------------------
Total revenue                                              636              589             569
Operating costs                                            333              314             306
-----------------------------------------------------------------------------------------------
Operating cash flow                                    $   303         $    275         $   263
===============================================================================================

Operating cash flow from our financial business increased in 2001 due to a larger level of invested assets and higher yields during the period. Fees and commission revenues also increased with the continued focus on these businesses, although growth in the associated operating cash flow was restrained due to absorption of start-up costs.

OPERATING SEGMENTS

Our financial operations include four primary businesses as summarized in the following table:


                                                    Return
                                                  on Assets     Book Value               Operating Cash Flow
                                                  ----------------------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)                   2001      2001       2000       2001       2000        1999
------------------------------------------------------------------------------------------------------------------
Asset management                                      7%      $ 432     $    77     $   28     $   13      $    14
Business services                                    20%        138         124         28         27           16
Capital markets                                      10%      2,006       2,379        195        179          188
Merchant banking                                      9%        561         436         52         56           45
------------------------------------------------------------------------------------------------------------------
Total                                                10%    $ 3,137     $ 3,016     $  303     $  275      $   263
==================================================================================================================

Asset management

Our asset management activities are focussed on the management of alternative investments on behalf of institutional investors as well as for our own account. As part of our asset management operations, we also assist in making markets for securities of the funds being managed.

Assets under management increased to $2.8 billion primarily through the introduction of several new funds and expansion of existing funds:

                                                                        Total Assets         Brascan's Investment
AS AT DECEMBER 31 (MILLIONS)             Investment                 ----------------------------------------------
Fund Name                                    Type                     2001      2000          2001           2000
------------------------------------------------------------------------------------------------------------------
The Imagine Group                        Fixed income               $ 1,100    $     -       $   315       $     -
Highstreet Asset Management              Equities                       600        300             1             2
Tricap Restructuring Fund                Private equity                 400          -            30             -
Diversified Canadian Financial I         Preferred shares               215        215             -             -
Diversified Canadian Financial II        Preferred shares               325          -             -             -
Century Property & Casualty              Fixed income                    85         85            14             9
Mavrix Fund Management                   Mutual funds                    75          -             3             -
Trilon Opportunity Fund                  Private equity                  50          -             5             -
Other investment assets                  Various                          -         50            64            66
------------------------------------------------------------------------------------------------------------------
Total                                                               $ 2,850    $   650       $   432       $    77
==================================================================================================================


[GEORGE MYHAL PHOTOGRAPH]

"OUR COMPETITIVE ADVANTAGE IS OUR ACCESS TO THE WIDE ARRAY OF INDUSTRY KNOWLEDGE AND EXPERTISE WHICH EXISTS WITHIN THE BRASCAN GROUP."

                                                                    George Myhal


FINANCIAL OPERATIONS
-  ASSETS BY SEGMENT

% OF BOOK VALUE

[FINANCIAL OPERATIONS PIE CHART]


o  Capital markets (64%)

o  Merchant banking (18%)

o  Asset management (14%)

o  Business services (4%)


Management's Discussion and Analysis                                          23

In 2001, the contribution from our asset management operations to operating cash flow was $28 million, a significant increase from $13 million in 2000. During 2001, we established the Tricap Restructuring Fund, a $400 million fund formed in partnership with Canada Pension Plan Investment Board, CIBC World Markets and TD Capital Group to provide restructuring capital and advice to companies experiencing financial or operational difficulties. We also sponsored the launch of two split share investment companies and successfully expanded The Imagine Group, a finite risk reinsurance company, with $1.1 billion of assets.


Business services

We provide a wide range of specialized administrative and other business services to corporations and institutions in areas where we have experience and strong brand recognition. Some examples of these services include corporate relocations,residential property appraisals, facilities management,property transaction closing services and voucher services. Although the net cash flow growth during 2001 was relatively modest,we are committed to growing these businesses. The components of operating cash flow from business services are shown below:

                                                       Operating Cash Flow
                                                --------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)              2001           2000         1999
--------------------------------------------------------------------------------
Revenues                                        $262          $250          $249
Operating expenses                               234           223           233
--------------------------------------------------------------------------------
Operating cash flow                             $ 28          $ 27          $ 16
================================================================================


The business services group continued to experience revenue growth in 2001 through the expansion of the range of services provided and the acquisition of new clients. Relocation services revenues were up 17% over the prior year due to an increase in the number of client employee moves processed during the year and an increase in supplemental services provided to corporate clients. The appraisal business completed over 50,000 appraisals during the year representing a 17% increase over 2000. Several of Canada's major banks became clients during the year, and the expected increase in appraisal volumes should lead to higher revenues and profit contributions in the future.

We also hold a 44% interest in MIST Inc., a provider of transaction processing services to banks and processors. MIST has developed a financial transaction payment gateway which, together with MIST's innovative wireless and internet-enabled transaction terminals, provides banks or processors and their retail merchant clients with a leading-edge solution to their payment processing needs.


Capital markets

Capital market activities include securities underwriting and advisory services activities, securities and real estate brokerage activities, proprietary capital market investing activities and investment banking. Securities underwriting and advisory services activities include participating in domestic and international underwritings as well as advising clients on a wide range of mergers and acquisitions and capital market transactions. Brokerage services include residential and commercial property brokerage conducted through wholly-owned Royal LePage. We invest our own capital in higher-yielding fixed income and equity securities as part of our proprietary market activities. The components of operating cash flow from our capital market activities are shown below:

                                                       Operating Cash Flow
                                                --------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)              2001          2000          1999
--------------------------------------------------------------------------------
Fees                                            $ 26          $ 20          $ 18
Commissions                                       66            78            67
Investment income                                181           162           167
--------------------------------------------------------------------------------
Total revenues                                   273           260           252
Operating costs                                   78            81            64
--------------------------------------------------------------------------------
Operating cash flow                             $195          $179          $188
================================================================================


[JEFF BLIDNER PHOTOGRAPH]

"ONE OF THE EXCITING NEW ASSET MANAGEMENT PRODUCTS WE LAUNCHED IN 2001 IS THE $400 MILLION TRICAP RESTRUCTURING FUND, WHICH PROVIDES CAPITAL TO COMPANIES IN TURNAROUND SITUATIONS."
                                                                    Jeff Blidner

[PIE CHART]

FINANCIAL OPERATIONS

- CAPITAL MARKET REVENUES

% OF REVENUES

     o    Investment income (66%)
     o    Fees (10%)
     o    Commissions (24%)


                                                      Brascan 2001 Annual Report
24

Capital markets generated an increased contribution, notwithstanding the redeployment of capital into other business segments. The increased returns were due to higher yields on invested assets, as well as increased underwriting and advisory fees. We participated in 46 underwriting transactions in 2001 which raised $18 billion for clients and were involved in 10 merger, acquisition and debt refinancing advisory mandates.

Our capital markets investments consist largely of securities and loans receivable, as shown below:

AS AT DECEMBER 31 (MILLIONS)                              2001             2000
-------------------------------------------------------------------------------
Fixed income securities                                 $   90           $1,072
Common shares                                               40              319
Loans receivable                                            76              988
-------------------------------------------------------------------------------
Total                                                   $2,006           $2,379
===============================================================================


Fixed income securities include $787 million of preferred shares and $203 million of debentures. Approximately 85% of the portfolio comprises securities issued by companies which are considered to be investment grade. Of the total fixed income securities held, 92% are fixed rate and 8% are floating rate.

Common share investments include securities of companies which we believe are undervalued and therefore represent the potential for capital gains.

Loans receivable are senior ranking secured obligations of the borrowers, who are clients of Brascan including investee companies. Loans receivable decreased by $312 million in 2001 due to scheduled maturities, and the proceeds were largely redeployed into other segments of our financial operations.


Merchant banking

Our merchant banking activities are primarily focussed on providing bridge loan financing to clients that are expanding their businesses. Merchant banking loans, which generally range in size from $10 million to $150 million, are secured, typically have a term of two years or less, and normally provide a floating rate interest return plus a participation in the assets financed.

Merchant banking loans and investments increased by $125 million during 2001 to $561 million as volatility in the debt and equity markets presented many new merchant banking opportunities, particularly in the latter half of the year. New loan originations in 2001 totalled $370 million compared to $342 million in 2000, and loan collections totalled $200 million compared to $366 million in the prior year. We endeavour to maintain a disciplined approach to new loan originations and continue to focus our merchant banking operations on the real estate, financial services, energy and natural resources industries, where we have operational experience.

Income from merchant banking operations is comprised of fees, commissions and gains realized on participations in the appreciation of the assets financed, as well as interest and dividends earned on securities and loans receivable. Investment income decreased in 2001 as a number of loans were repaid during the first half of the year, while most new loans were issued in the latter half. The average interest rate on the loan portfolio as at December 31, 2001 was approximately 10.9% (2000 - 11.4%). Fees and participations income increased to $13 million from $10 million in 2000 as a result of higher levels of realized participations.

[SAM POLLOCK PHOTOGRAPH]

"WE ARE EXPANDING TO MEET THE INCREASING DEMAND FOR MERCHANT BANKING AND FINANCIAL ADVISORY SERVICES, WHILE ALSO PURSUING OPPORTUNITIES TO GROW OUR BUSINESS SERVICE OPERATIONS."
                                                                     Sam Pollock

[PIE CHART]

FINANCIAL OPERATIONS

- DIVERSIFICATION OF ASSETS

% OF BOOK VALUE

     o    Financial services (33%)
     o    Power generation (18%)
     o    Real estate (12%)
     o    Diversified (37%)

Management's Discussion and Analysis
                                                                              25

DIVERSIFICATION OF ASSETS

We have focussed our financial operations on corporate and institutional clients and concentrate on a select number of industry sectors. The following table provides an analysis of our financial assets within the financial operations business by industry sector:

                                            2001                     2000
                                    --------------------------------------------
AS AT DECEMBER 31 (MILLIONS)        Amount          %        Amount          %
--------------------------------------------------------------------------------
Real estate                         $  386          12%      $  501          17%
Financial services                   1,033          33%         795          26%
Power generation                       570          18%         355          12%
Diversified                          1,148          37%       1,365          45%
--------------------------------------------------------------------------------
Total                               $3,137         100%      $3,016         100%
================================================================================


POWER GENERATING OPERATIONS

Our power generating operations are predominantly hydroelectric facilities located on river systems in North America, many of which contain reservoirs that enable us to generate incremental streams of income from the sale and marketing of on-peak power. The composition of our power generating operations at December 31, 2001 and 2000 was as follows:

                                                    Return
                                                 on Assets        Book Value      Operating Cash Flow (1)
                                    Capacity    ---------------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)        MW        2001         2001     2000     2001     2000     1999
---------------------------------------------------------------------------------------------------------
Northern Ontario Power                   331          9%       $  688   $  627   $   58   $   52   $   54
Maclaren Power                           238         11%          336      314       36       37        1
Louisiana Hydro                          192          5%          242      226       12        6       14
Pontiac Power                             28          8%          106      107        9       10       10
Valerie Falls Power                       10         14%           21       21        3        3        3
Lake Superior Power                      110         23%           60       63       14       11        9
Powell River Energy                       82          --           58       --        1       --       --
Great Northern Energy(2)                 126          --           --       --       --       --       --
Power marketing                           --          --           --       --        9        4       --
---------------------------------------------------------------------------------------------------------
Total                                  1,117          10%      $1,511   $1,358   $  142   $  123   $   91
=========================================================================================================
Underlying value estimate                                      $2,416
=========================================================================================================

(1)  Power generating revenues less operating costs
(2)  Acquired in February 2002


The underlying value of our power generating operations is based on a 12 times multiple of operating cash flows, assuming 10-year average precipitation levels and an average selling price of US 3.7 cents per kilowatt hour ("KWh"), adjusted for the cost to acquire the Great Northern Energy operations in February 2002.


POWER GENERATING BASE

We own operating interests in 28 power generating stations with a combined generating capacity of 1,117 megawatts ("MW"). All but one of these stations are hydroelectric facilities located on river systems in five geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine and Louisiana. We also hold a 50% interest in a 110 MW natural gas-fired combined cycle co-generation facility located in northern Ontario. In total our facilities are capable of producing 6,220 gigawatt hours ("GWh") of generation annually.


[ED KRESS PHOTOGRAPH]

"DURING 2001, WE PRIVATIZED OUR POWER BUSINESS AND EXPANDED OUR PRODUCTION BASE THROUGH THE ACQUISITION OF EIGHT NEW HYDROELECTRIC GENERATING STATIONS."

                                                                        Ed Kress
[PIE CHART]

POWER GENERATION

- GEOGRAPHIC DISTRIBUTION

INSTALLED CAPACITY BY REGION

     o    Ontario (40%)
     o    Quebec (24%)
     o    Louisiana (17%)
     o    Maine (12%)
     o    British Columbia (7%)

                                                      Brascan 2001 Annual Report
26

Our power operations are strategically located with transmission interconnections from Ontario into Quebec. Interconnections with adjacent US markets in Michigan and Maine are also planned. These interconnections will enable cross-border marketing of surplus power into these interconnected markets.

In addition, many of our facilities contain water storage reservoirs either at the power station or upstream. These features allow us to store water and optimize selling prices by generating and selling power during higher-priced peak periods.

Our total power generation capacity and our effective ownership interests are summarized in the following table:

                                                                  Power                Effective
                                                  Capacity   Generation   Percentage    Interest
10-YEAR AVERAGE GENERATION     Region                 (MW)        (GWh)    Ownership       (GWh)
------------------------------------------------------------------------------------------------
Northern Ontario Power         Northern Ontario        331        1,550         100%       1,550
Maclaren Power                      Quebec             238        1,418         100%       1,418
Louisiana Hydro                   Louisiana            192          869          75%         652
Great Northern Energy               Maine              126          750         100%         750
Powell River Energy            British Columbia         82          522          50%         261
Pontiac Power                       Quebec              28          210         100%         210
Valerie Falls Power            Northern Ontario         10           51          65%          33
Lake Superior Power            Northern Ontario        110          850          50%         425
------------------------------------------------------------------------------------------------
Total                                                1,117        6,220                    5,299
================================================================================================

We are also developing hydroelectric power plants in Brazil. These are included in assets under development as they are not yet at an operational stage.


OPERATING MARGINS

Our power generating operations are among the lowest cost producers of electricity in North America with cash operating costs of approximately one cent US per kilowatt hour ("KWh"). This compares favourably with other forms of power generation, as illustrated in the chart in the margin. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent returbining of many of our facilities. Our power plants are also environmentally preferable to other forms of electricity generation and therefore receive favourable regulatory treatment.

The contract revenues, costs and operating margins of our power generating operations are as follows:

AS AT DECEMBER 31, 2001                    Contract         Cash       Operating
US CENTS PER KWH                            Revenue        Costs         Margins
--------------------------------------------------------------------------------
Northern Ontario Power                          4.1          1.0             3.1
Maclaren Power                                  3.0          0.7             2.3
Louisiana Hydro                                 4.4          1.4             3.0
Great Northern Energy                           4.0          0.7             3.3
Powell River Energy                             2.3          0.6             1.7
Pontiac Power                                   4.1          1.1             3.0
Valerie Falls Power                             4.7          0.6             4.1
Lake Superior Power (1)                         3.6          2.6             1.0
--------------------------------------------------------------------------------
Weighted Average                                3.7          1.0             2.7
================================================================================

(1)  Natural gas-fired co-generation facility

[HARRY GOLDGUT PHOTOGRAPH]

"WE HAVE FIVE NEW POWER GENERATING STATIONS UNDER DEVELOPMENT IN ONTARIO, BRITISH COLUMBIA AND BRAZIL, AND ARE ACTIVELY PURSUING SEVERAL ACQUISITION OPPORTUNITIES."
                                                                   Harry Goldgut

[BAR CHART]

POWER GENERATION

- OPERATING COSTS

US CENTS/KILOWATT HOUR



Hydro-electric                               1.0 cent
Coal                                         2.6 cents
Gas                                          4.5 cents
Oil                                          6.4 cents


Management's Discussion and Analysis
                                                                              27

CASH FLOW GROWTH

Operating cash flow from our power generating business increased in 2001 to $142 million, up from $123 million in 2000 as a result of a continued focus on productivity improvements, a return to more normal precipitation levels on the Mississippi River and the active marketing of power, supplemented with income from acquisitions completed during the period.

With most of our reservoirs at full capacity at the beginning of 2002 in contrast to the water levels experienced throughout 2001, a more deregulated environment and increased generating capacity, it is expected that cash flows will increase substantially in 2002.

The following table illustrates the impact of the business initiatives undertaken in recent years to enhance the operating cash flows from the company's power generating business:

YEARS ENDED DECEMBER 31 (CDN$ MILLIONS)               2002E(1)     2001     2000
--------------------------------------------------------------------------------
Base operating cash flows                                 $146     $119     $117
Cross-border and other marketing initiatives                15        9        4
Property tax reforms and rate increases                     15       10       --
Reduction in rate discounts                                  4       --       --
Acquisitions                                                42        4        2
--------------------------------------------------------------------------------
Cash flow from operations                                 $222     $142     $123
================================================================================

(1) Assuming that the amount of power generated by each facility is equal to levels experienced on average over the past ten years


RESIDENTIAL PROPERTIES

Our residential property activities are focussed on single family home building in North America and high rise condominiums in South America. The composition of the residential property portfolio at December 31, 2001 and 2000 was as follows:

                                             Return
                                          on Assets      Book Value      Operating Cash Flow(1)
                                          ---------   ---------------   ------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)             2001     2001     2000     2001     2000     1999
------------------------------------------------------------------------------------------------
Western region - California                     13%   $  350   $  279   $   45   $   40   $   37
Eastern region - Florida/Virginia/Ontario       11%      179      236       20       16        8
Mountain region - Alberta/Colorado              22%       89       44       20       21       18
Southern region - Brazil                         6%       80       75        5        2        2
------------------------------------------------------------------------------------------------
Total - US$                                     13%   $  698   $  634   $   90   $   79   $   65
------------------------------------------------------------------------------------------------
Total - Cdn$                                          $1,110   $  945   $  140   $  118   $   94
================================================================================================
Underlying value estimate                             $1,120
================================================================================================

(1)  Revenue less cost of sales


The underlying value of our residential operations is based on an 8 times trailing multiple applied to 2001 operating cash flow of $140 million.

Our residential assets in North America include infrastructure improvements and land and construction in progress in master-planned communities located in nine markets. The residential assets in South America include infrastructure improvements and land and construction in progress for condominium construction in two markets. The aggregate book value of our residential properties was $1,110 million at December 31, 2001.


[RICHARD LEGAULT PHOTOGRAPH]

"FURTHER INCREASES IN CASH FLOW ARE EXPECTED FROM OUR POWER OPERATIONS AS A RESULT OF OUR CROSS-BORDER ELECTRICITY TRANSMISSION AND RELATED MARKETING INITIATIVES."
                                                                 Richard Legault

[BAR CHART]

POWER GENERATION

- OPERATING CASH FLOW

CDN$ MILLIONS



1999                                   $ 91
2000                                   $123
2001                                   $142
2002E                                  $222E


                                                      Brascan 2001 Annual Report
28

SALES LEVELS

Operating cash flow from our residential operations increased to $140 million in 2001, up from $118 million in 2000 due to increased home sales and improved margins. Total home sales were 3,306 for the year compared with 3,129 in 2000. Lot sales in 2001, including lots sold to other builders, totalled 6,581 compared with 6,656 in 2000.

Details of the home and lot sales by regional market are as follows:

                                 Home Sales                    Lot Sales
YEARS ENDED DECEMBER 31  -------------------------------------------------------
UNITS                     2001      2000      1999      2001      2000      1999
--------------------------------------------------------------------------------
California               1,228     1,156     1,142     3,117     2,434     1,959
Virginia                   482       566       525       735       797     1,427
Florida                    420       158        38       420       158        65
Colorado                    --        --        --       111        83        39
Ontario                    330       480       630       398     1,413       794
Alberta                    395       300       274     1,349     1,302     1,279
Brazil                     451       469       442       451       469       442
--------------------------------------------------------------------------------
Total                    3,306     3,129     3,051     6,581     6,656     6,005
================================================================================


SALES REVENUE

Our home building operations generated an average home price in 2001 of $517,000 per unit, an increase of 13% over 2000 levels. The increase in the average home price was largely due to a higher-end mix of houses sold, especially in California and northern Virginia.

The following is a breakdown of average prices realized on home sales in the last three years:

                                   2001                       2000                       1999
                         ------------------------------------------------------------------------------
                                          AVERAGE                    Average                    Average
YEARS ENDED DECEMBER 31       SALES         PRICE        Sales         Price        Sales         Price
-------------------------------------------------------------------------------------------------------
                         (MILLIONS)   (THOUSANDS)   (MILLIONS)   (THOUSANDS)   (MILLIONS)   (THOUSANDS)
California                   $  602        $  490       $  542        $  469       $  455        $  398
Virginia                        176           365          172           304          126           240
Florida                         145           345           77           487           15           394
Ontario                          43           130           71           148           92           146
Alberta                          37            94           30           100           29           106
Brazil                           72           160           68           145           64           144
-------------------------------------------------------------------------------------------------------
Total - US$                  $1,075        $  325       $  960        $  307       $  781        $  256
-------------------------------------------------------------------------------------------------------
Total - Cdn$                 $1,709        $  517       $1,430        $  457       $1,131        $  371
=======================================================================================================


The backlog of orders as at December 31, 2001 for delivery in 2002 represents approximately 40% of expected 2002 closings, similar to levels experienced for delivery in 2001.


[IAN COCKWELL PHOTOGRAPH]

"THE SUCCESS WE ENJOY IN OUR RESIDENTIAL OPERATIONS IS FOUNDED ON THE PARTNERSHIP RELATIONSHIPS WE HAVE WITH OUR LOCAL MANAGEMENT TEAMS, WHO HAVE A THOROUGH KNOWLEDGE OF THE MARKETS IN WHICH WE OPERATE."
                                                                    Ian Cockwell

RESIDENTIAL PROPERTIES

- GEOGRAPHIC DISTRIBUTION
% OF BOOK VALUE

[BAR CHART]

     o    California (50%)
     o    Florida/Virginia/Ontario (26%)
     o    Alberta/Colorado (13%)
     o    Brazil (11%)

Management's Discussion and Analysis
                                                                              29

ASSETS UNDER DEVELOPMENT

Assets under development consist of commercial property development sites and related density rights, residential land acquired for future use in our home building and condominium development businesses, power generating plants under construction and other assets held for or under development. None of these assets currently contribute to our operating cash flows.

We prefer to acquire fully developed assets at discounts to their replacement cost. However, in special circumstances, and in areas where we believe we can adequately assess and manage the risk and where the rewards are sufficiently attractive, we will undertake development initiatives in our core operating businesses. In this regard, office properties are developed on a selective basis in markets where tenants require expansion space; fully entitled residential land is purchased at substantial discounts to build-out value and developed for use in our residential home building and condominium operations; and power generating sites and other assets are selectively acquired and developed when the risk-adjusted returns substantially exceed those from purchasing existing assets.

The composition of our assets under development at December 31, 2001 and 2000 was as follows:

                                                                   Book Value
                                                                ----------------
AS AT DECEMBER 31 (MILLIONS)                                      2001      2000
--------------------------------------------------------------------------------
Commercial property development land and infrastructure         $  576    $  328
Power generating plants and infrastructure                          95        31
Residential development land and infrastructure                    790       782
Other                                                              170       161
--------------------------------------------------------------------------------
Total                                                           $1,631    $1,302
================================================================================
Underlying value estimate                                       $1,926
================================================================================


The underlying value of our assets under development is assumed for these purposes to be equal to either their book value or an estimate of sale value under reasonable circumstances at their current stage of development.


COMMERCIAL DEVELOPMENT LAND

Commercial development land and related infrastructure at December 31, 2001 and 2000, was comprised of the following projects:

                                                                  Book Value
                                                               -----------------
AS AT DECEMBER 31 (MILLIONS)                                   2001         2000
--------------------------------------------------------------------------------
CIBC World Markets Tower, Manhattan                            $382         $255
Bay-Adelaide Centre, Toronto                                    108           --
Penn Station, New York and other land                            86           73
--------------------------------------------------------------------------------
Total                                                          $576         $328
================================================================================


The largest asset currently under development is a 1.2 million square foot office tower being constructed for CIBC World Markets, which is fully leased to this tenant. This premier office tower, located at 42nd Street and Madison Avenue in New York, is expected to be completed and occupied by late 2003. Total costs to complete the project are being funded by a non-recourse loan secured by the project and backed by the CIBC lease.

We own a 50% interest in the Bay-Adelaide Centre development site, located in Toronto's downtown financial district, which includes fully operational revenue-generating parking facilities. When completed, this development will accommodate over 1.8 million square feet of office and residential space.

Our lands adjacent to the proposed new Penn Station at 31st Street and 9th Avenue in Manhattan are currently in the permitting process and are expected to eventually encompass 2.5 million square feet of office and related


[CYRUS MADON PHOTOGRAPH]


"WE ARE PURSUING MANY ACQUISITION AND DEVELOPMENT INITIATIVES WHICH WE EXPECT WILL ADD SUBSTANTIALLY TO THE GROWTH OF THE COMPANY."
                                                                     Cyrus Madon


ASSETS UNDER DEVELOPMENT

% OF BOOK VALUE


[PIE CHART]


     o    Residential properties (49%)
     o    Commercial properties (35%)
     o    Power generation (6%)
     o    Other (10%)

                                                      Brascan 2001 Annual Report
30
space. In Sao Paulo, Brazil, we recently acquired the BCN Office Park for development. It currently consists of 800,000 square feet of existing office space and 6 million square feet of density for future office and residential buildings to be developed over the next ten years.


POWER GENERATING OPERATIONS

Power generating operations and related infrastructure under development had a book value of $95 million at December 31, 2001. These assets represent the investment to date in five hydroelectric power plants with total capacity of 130 MW currently under construction - one in northern Ontario, one in British Columbia and three in southern Brazil.


RESIDENTIAL DEVELOPMENT LAND

Residential development land and related infrastructure, which had a book value of $790 million at December 31, 2001, is located in the following geographic areas:

                                                                   Book Value
                                                                ----------------
AS AT DECEMBER 31 (MILLIONS)                                    2001        2000
--------------------------------------------------------------------------------
Western region - California                                     $302        $290
Eastern region - Virginia/Florida/Ontario                         60          89
Mountain region - Alberta/Colorado                               213         242
Southern region - Brazil                                         215         161
--------------------------------------------------------------------------------
Total                                                           $790        $782
================================================================================


Improvements made to residential development lands prior to the sale of residential units include the construction of roads, sewers, utilities and other infrastructure related to the development of single family and condominium housing. These assets are located in 14 submarkets across North America and Brazil.


INVESTMENT IN NORANDA AND NEXFOR

In addition to our three operating businesses, we own 40% of Noranda Inc., an international base metals company, and 41% of Nexfor Inc., a building products and specialty paper company.

                                                  Underlying
YEARS ENDED DECEMBER 31                                Value      Book Value       Operating Cash Flow(1)
MILLIONS,                   Number of    Share    -------------------------------------------------------
EXCEPT PER SHARE AMOUNTS       Shares    Price          2001     2001     2000     2001     2000     1999
---------------------------------------------------------------------------------------------------------
Investment in Noranda Inc.       94.1    15.00        $1,412   $1,680   $1,809   $   75   $   75   $   75
Investment in Nexfor Inc.        58.8     7.50           441      471      400       21       19       19
---------------------------------------------------------------------------------------------------------
Total                                                 $1,853   $2,151   $2,209   $   96   $   94   $   94
=========================================================================================================

(1)  Dividend receipts

The underlying value of our investments in Noranda and Nexfor is based on their quoted market prices as at December 31, 2001. Cash flows from these investments represent the dividends we receive.

We received dividends of $75 million from our investment in Noranda in each of the past three years. This is in addition to a special dividend from Noranda of $483 million at the end of 1998, which was comprised of shares of Nexfor and Canadian Hunter. We sold the shares of Canadian Hunter during 2000 for proceeds of $619 million, recording a net gain of $250 million.

During 2001, we acquired additional Nexfor shares increasing our interest from 33% to 41% at a total cost of $86 million representing $7.64 per share. We received dividends of $21 million in 2001 on our investment in Nexfor shares, up from $19 million in 2000 and 1999 as a result of our purchases of additional shares.


[KATHERINE VYSE PHOTOGRAPH]

"THROUGH AN ACTIVE INVESTOR RELATIONS PROGRAM, WE ARE COMMUNICATING THE VALUES AND GROWTH PROSPECTS OF OUR CORE BUSINESSES TO A WIDENING NUMBER OF INSTITUTIONAL AND RETAIL SHAREHOLDERS."
                                                                  Katherine Vyse


[DAVID KERR PHOTOGRAPH]

"WE ARE NEARING COMPLETION OF A MAJOR DEVELOPMENT PROGRAM LAUNCHED FIVE YEARS AGO. A KEY COMPONENT IS THE GIANT ANTAMINA MINE IN NORTHERN PERU, WHICH WE RECENTLY BROUGHT INTO PRODUCTION."
                                                                      David Kerr

Management's Discussion and Analysis                                          31

NORANDA INC.

We have actively supported Noranda's business strategy during the past three years which entailed undertaking a major capital investment and productivity improvement program. During this period, Noranda added a number of low-cost, world-class mining and processing assets, shut down inefficient production capacity and implemented the Six Sigma productivity program to enhance performance. Since base metal prices have recently been at record lows, Noranda's results are substantially below expectations.

To attract capital and achieve investor goals for return on capital, the mining industry needs to demonstrate that it can increase returns for shareholders by controlling costs and utilizing capital more effectively. We believe that the necessary pre-conditions are in place for this to occur, in part due to the major industry consolidations and restructurings which have recently taken place. This should result in increased returns and underlying values for Noranda and other industry participants. We are continuing to work with Noranda management to achieve these returns.

During 2001, Noranda reported a net loss of $92 million compared with net income of $293 million in 2000. The following table shows Noranda's segmented income:

YEARS ENDED DECEMBER 31 (MILLIONS)                     2001      2000      1999
-------------------------------------------------------------------------------
Cash flow from operations
   Metal recycling                                    $  50     $ 124     $ 167
   Copper                                                13         6        22
   Zinc                                                  58       152       138
   Aluminum                                              92       104        93
   Nickel and related copper                            272       642       429
   Discontinued operations and unallocated costs       (241)     (110)      (76)
-------------------------------------------------------------------------------
Cash flow from operations                               244       918       773
   Depreciation and other non-cash items               (336)     (625)     (587)
-------------------------------------------------------------------------------
Net income (loss)                                     $ (92)    $ 293     $ 186
===============================================================================


Noranda's net loss in 2001 was mainly a result of lower prices for all of the commodities it produces. On average, copper, nickel, zinc and aluminum prices were down 20% relative to 2000 averages.

The following table provides summary information on Noranda's metal production volumes and realized prices in 2001 compared to 2000:

                                 Production Volumes(1)      Realized Prices(2)
                                 -----------------------------------------------
YEARS ENDED DECEMBER 31          2001    2000    1999     2001     2000     1999
--------------------------------------------------------------------------------
Mined copper                      332     304     362
Refined copper                    528     487     488     0.73     0.83     0.71
--------------------------------------------------------------------------------
Mined zinc                        509     436     455
Refined zinc                      406     405     390     0.45     0.57     0.49
--------------------------------------------------------------------------------
Mined nickel and ferronickel       71      74      80
Refined nickel                     90      87      99     2.79     4.09     2.78
--------------------------------------------------------------------------------
Primary aluminum                  220     220     222     0.70     0.75     0.65
================================================================================

(1)  In thousand tonnes
(2)  In US$ per pound, for refined products only

[DEREK PANNELL PHOTOGRAPH]

"THE MINING INDUSTRY HAS EXPERIENCED THE LOWEST BASE METAL PRICES IN DECADES. IN RESPONSE, WE HAVE MOVED QUICKLY TO STRENGTHEN OUR COMPETITIVE ADVANTAGES AND DRIVE OPERATING EFFICIENCIES."
                                                                   Derek Pannell
NORANDA

- OPERATING CASH FLOW

% BY SEGMENT

[PIE CHART]

     o    Nickel and copper (56%)
     o    Aluminum (19%)
     o    Recycling (13%)
     o    Zinc (12%)

                                                      Brascan 2001 Annual Report
32

NEXFOR INC.

During 2001, Nexfor reported net income of $19 million compared with $147 million in 2000. Although Nexfor recorded lower income in 2001 due to depressed prices for its products, as the North American economy recovers the market for building products and specialty papers should also rebound, improving Nexfor's financial results. This should significantly enhance the value of our investment in this company.

The following table shows Nexfor's segmented income:

YEARS ENDED DECEMBER 31 (MILLIONS)                 2001        2000        1999
-------------------------------------------------------------------------------
Cash flow from operations
  Building products                               $ 110       $ 180       $ 279
  Specialty papers                                   73         142          58
  Unallocated costs                                 (51)        (38)        (96)
-------------------------------------------------------------------------------
Cash flow from operations                           132         284         241
  Depreciation and other non-cash items            (113)       (137)         25
-------------------------------------------------------------------------------
Net income                                        $  19       $ 147       $ 266
===============================================================================


Nexfor's net income decreased in 2001 as a result of lower building product and specialty paper prices, offset partly by continued progress on productivity improvements and cost reductions.

The following table provides summary information on Nexfor's forest products shipments and realized prices:

                                   Production Volumes(1)     Realized Prices(2)
                                   ---------------------------------------------
YEARS ENDED DECEMBER 31             2001    2000    1999    2001    2000    1999
--------------------------------------------------------------------------------
Building products
  Lumber                             664     559     502     374     350     426
  Oriented strandboard(3)          1,543   1,303   1,125     238     287     357
  Particleboard                    3,389   4,237   2,535      29      27      30
  Medium-density fibreboard(3)     3,126   3,061   1,721      41      41      39
  Plywood                            478     489     478     141     135     129
  I-Joist                             26       7      --   1,178   1,213      --
--------------------------------------------------------------------------------
Specialty papers
  Woodfree papers                    352     432     407   1,690   1,579   1,469
  Groundwood papers                  186     178     171   1,320   1,302   1,222
  Paperboard                          51      53      53     821     800     691
  Pulp                               224     238     238     585     844     614
--------------------------------------------------------------------------------

(1) Lumber in million board feet. Oriented strandboard in million square feet on a 7/16" basis. Particleboard, medium density fibreboard and plywood in million square feet on a 1/16" basis. I-joist in million lineal feet. Papers and pulp in thousand tonnes
(2) In Cdn$ million net per thousand board feet of lumber, per thousand square feet of panelboard and per tonne of paper or pulp
(3)  Prices shown are for North American shipments only


[DOMINIC GAMMIERO PHOTOGRAPH]

"WITH OUR STRATEGIC FOCUS ON BUILDING PRODUCTS AND WORLD-CLASS PRODUCTION FACILITIES, WE ARE WELL POSITIONED TO BENEFIT FROM A TURNAROUND IN THE FOREST SECTOR."
                                                                Dominic Gammiero
NEXFOR

- OPERATING CASH FLOW

% BY SEGMENT

[PIE CHART]

     o    Building products (60%)
     o    Specialty papers (40%)


Management's Discussion and Analysis
                                                                              33

WORKING CAPITAL

The composition of Brascan's working capital balances and related income and costs is as follows:

                                         Book Value          Operating Cash Flow
                                      ----------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)      2001      2000      2001      2000      1999
------------------------------------------------------------------------------------
Accounts receivable
Real estate                           $  602    $  634
Financial                                363       289
Power generating                          70        53
International and other                  288       279
                                       1,323     1,255
Future income tax asset                  215       247
Other                                    664       639
------------------------------------------------------------------------------------
                                      $2,202    $2,141    $   90    $   92    $   75
------------------------------------------------------------------------------------
Accounts payable                      $1,039    $1,167
Other                                    679       463
------------------------------------------------------------------------------------
                                      $1,718    $1,630    $   79    $   84    $  100
------------------------------------------------------------------------------------
Net working capital                   $  484    $  511    $   11    $    8    $  (25)
====================================================================================


The accounts receivable and payable balances in our operating businesses largely offset each other.


CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing sources to lower our overall cost of capital and thereby enhance returns for common shareholders. In particular, we endeavour to maximize the use of low risk forms of non-participating capital to provide stable low cost financial leverage. We also endeavour to manage our affairs to ensure adequate liquidity at all times.

Our capital resources include corporate debt, borrowings which do not have recourse to Brascan, as well as preferred share and common share equity issued by Brascan and certain of its operating business units. Following our recent privatization of our power operations, common share interests in our operating businesses owned by shareholders other than Brascan consist principally of public securities issued by our real estate and financial businesses.

The following schedule details our consolidated liabilities and shareholders' interests at the end of 2001 and 2000 and the cash costs related thereto:

                                            Cost of
                                            Capital       Book Value          Operating Cash Flow
YEARS ENDED DECEMBER 31        Underlying   ---------------------------------------------------------
MILLIONS                         Value(1)      2001      2001      2000      2001      2000      1999
-----------------------------------------------------------------------------------------------------
Liabilities
 Non-recourse borrowings
  Property specific mortgages     $ 7,160        7%   $ 7,160   $ 7,017   $   471   $   400   $   393
  Other debt of subsidiaries        3,161        5%     3,161     3,107       158       161       121
 Corporate borrowings               1,313        6%     1,313     1,360        95       106       111
 Accounts and other payables        1,718        5%     1,718     1,630        79        84       100
Shareholders' interests
 Minority interests of others in    4,542       14%     2,720     2,722       391       348       297
  assets
 Preferred equity,corporate and
  subsidiaries                      1,596        7%     1,596     1,450       106       111       105
 Common equity                      7,475       13%     4,261     4,181       558       452       358
                                ---------------------------------------------------------------------
                                   13,613       12%     8,577     8,353     1,055       911       760
-----------------------------------------------------------------------------------------------------
                                  $26,965        9%   $21,929   $21,467   $ 1,858   $ 1,662   $ 1,485
=====================================================================================================

(1)  Underlying value of liabilities represents the cost to retire on maturity


[BRUCE ROBERTSON PHOTOGRAPH]

"OUR DIVERSE AND HIGH QUALITY ASSET BASE,COMBINED WITH SUBSTANTIAL LOW COST NONPARTICIPATING PREFERRED EQUITY, HAVE BEEN IMPORTANT FACTORS IN REDUCING OUR OVERALL COST OF CAPITAL."
                                                                 Bruce Robertson

SOURCES OF FINANCING

% OF UNDERLYING VALUE

[PIE CHART]

     o    Shareholders' interests (51%)
     o    Non-recourse debt (38%)
     o    Corporate and other debt (11%)


                                                      Brascan 2001 Annual Report
34

Our overall weighted average cost of capital, using a 20% return objective for our common equity, is 9.8%. This has been reduced because of the non-participating preferred equity issued over many years principally in the form of perpetual preferred shares, and because of the low-cost non-recourse investment grade financings which are supported by the high quality of our commercial properties and power generating plants.

In addition, the strength and diversification of the income streams generated by our various operating businesses reduce financing costs below that of many peers, who operate in only one of our selected business sectors. Through the continuous monitoring of the balance between debt and equity financing, we strive to reduce our weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.


LIABILITIES

PROPERTY SPECIFIC MORTGAGES

Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgage bonds which do not have recourse to Brascan or its operating businesses.

The composition of the company's borrowings which have recourse only to specific properties is as follows:

                                               Cost of
                                               Capital      Book Value      Operating Cash Flow(1)
                                     Average   ----------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)      Term      2001     2001     2000     2001     2000     1999
---------------------------------------------------------------------------------------------------
Commercial properties                     11        7%   $6,604   $6,574   $  432   $  364   $  366
Power generating plants                    5        7%      556      443       39       36       27
---------------------------------------------------------------------------------------------------
Total                                     10        7%   $7,160   $7,017   $  471   $  400   $  393
===================================================================================================

(1)  Interest expense


These mortgages leverage common shareholders' equity with long-term lower risk financing, largely at a fixed rate and with an average maturity of 10 years.

Commercial property borrowings represent mortgage debt on real estate properties. Our commercial property operations have virtually no general corporate indebtedness since we finance this business with non-recourse mortgages on an individual stand-alone property basis. At the end of 2001, these mortgages had an average term of 11 years and a fixed interest rate of 7%.

Power generating borrowings consists of non-recourse power plant mortgages with a current average life of five years and a fixed interest rate of 7%.


OTHER DEBT OF SUBSIDIARIES

The composition of the borrowings which have recourse only to assets owned by the company's subsidiaries is as follows:

                                                 Cost of
                                                 Capital      Book Value      Operating Cash Flow(1)
                                       Average   ----------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)        Term      2001     2001     2000     2001     2000     1999
-----------------------------------------------------------------------------------------------------
Financial operations                         4        5%   $  935   $  767   $   44   $   49   $   35
Power generating operations                  4        8%      596      559       46       51       40
Residential properties 2                     2        8%      826    1,055       27       27       35
International operations and other           3        5%      804      726       41       34       11
-----------------------------------------------------------------------------------------------------
Total                                        3        5%   $3,161   $3,107   $    1   $  161   $  121
=====================================================================================================

(1)  Interest expense
(2)  Portion of interest expensed as cost of sales


[CRAIG LAURIE PHOTOGRAPH]

"WE STRENGTHENED OUR FINANCIAL POSITION DURING THE YEAR WITH THE COMPLETION OF SEVERAL MAJOR INITIATIVES, INCLUDING THE ISSUE OF $450 MILLION OF TERM NOTES AND $375 MILLION OF PREFERRED SECURITIES."
                                                                    Craig Laurie

[LISA CHU PHOTOGRAPH]

"OUR STRONG FOCUS ON TEAMWORK HELPS ENSURE THAT WE ARE ALWAYS WORKING TOWARDS CREATING SHAREHOLDER VALUE."
                                                                        Lisa Chu


Management's Discussion and Analysis
                                                                              35

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, financial obligations and other debt borrowed by subsidiaries. The financial operations indebtedness is rated A(low) by DBRS and BBB+ by S&P and consists of term debt, bank lines or commercial paper issued in both the Canadian and U.S. debt markets. At December 31, 2001, our financial operations had $460 million undrawn committed credit facilities. Bank lines are used largely as back-up facilities for the issuance of commercial paper.

A portion of the outstanding debt of our international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant being that of the Brazilian
Real. Other borrowings and accounts payable include obligations pursuant to financial instruments and retractable preferred shares that have been reclassified as liabilities. These amounts include approximately $500 million of obligations relating to the company's international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees and sufficient financial assets to satisfy these obligations without recourse to the company. In addition,other debt of subsidiaries have specific financial covenants which do not include any recourse to the company.


CORPORATE BORROWINGS

Corporate borrowings consist of long-term and short-term obligations of Brascan. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and US capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit with a broad range of North American and international banks.

The following table summarizes the nature and terms of Brascan's corporate credit facilities:

                                                       Cost of
                                                       Capital      Book Value       Operating Cash Flow(1)
                                                       -----------------------------------------------------
YEARS ENDED DECEMBER 31 (MILLIONS)     Maturity           2001     2001      2000     2001     2000     1999
------------------------------------------------------------------------------------------------------------
Commercial paper and bank term debt   1-365 days            3%   $   20    $  416   $   23   $   35   $   40
Publicly traded term debt           2002/2003/2008          6%    1,113       596       50       45       45
Privately held term debt               2002-2005            8%      180       348       22       26       26
------------------------------------------------------------------------------------------------------------
Total                                                       6%   $1,313    $1,360   $   95   $  106   $  111
============================================================================================================

(1)  Interest expense


Brascan had $653 million committed credit facilities which are used largely as back-up credit lines, of which $633 million were undrawn at year end.


CREDIT RATINGS

Brascan's commercial paper and term debt are rated by three credit rating agencies and its preferred shares are rated by two agencies. During the year, two of Brascan's three rating agencies upgraded its corporate debt and preferred share ratings. We are committed to arranging our affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2001 and at the time of the printing of this report were as follows:

                                     DBRS              S&P               Moody's
--------------------------------------------------------------------------------
Commercial paper                     R-1(low)          A-1(low)          -
Term debt                            A(low)            A-                Baa3
Preferred shares                     Pfd-2             P2                -
--------------------------------------------------------------------------------

We also endeavour to ensure that our operating businesses are committed to maintaining investment grade ratings in order to provide continuous access to a wide range of low-cost financings and to enhance borrowing flexibility.

[JOHN TREMAYNE PHOTOGRAPH]

"WITH OVER $1.5 BILLION OF UNDRAWN BANK LINES AND CASH AT YEAR END, WE ARE IN EXCELLENT FINANCIAL SHAPE TO PURSUE OUR INVESTMENT PLANS."
                                                                   John Tremayne

LIABILITIES

% OF BOOK VALUE

[PIE CHART]

     o    Property specific mortgages (53%)
     o    Other non-recourse debt (24%)
     o    Corporate borrowings (10%)
     o    Accounts and other payables (13%)
                                                      Brascan 2001 Annual Report
36

SHAREHOLDERS' INTERESTS

Shareholders' interests are comprised of three components: common equity participating interests of other shareholders in our operating businesses; non-participating preferred equity issued by the company and its subsidiaries; and common equity of the company.

Shareholders' interests at December 31, 2001 and 2000 were as follows:

                                       Number     Share  Cost of  Underlying
                                    of Shares  Value(1)  Capital       Value       Book Value        Operating Cash Flow(2)
YEARS ENDED DECEMBER 31             ------------------------------------------------------------------------------------------
MILLIONS                                 2001      2001     2001        2001      2001      2000      2001      2000      1999
------------------------------------------------------------------------------------------------------------------------------
Minority interests of others in assets
 Real estate operations                  83.6    $40.00      18%     $ 3,344   $ 1,777   $ 1,665   $   317   $   265   $   234
 Financial operations                    42.3    $16.50      11%         698       591       738        64        71        63
 Other                                                        3%         500       352       319        10        12        --
                                                         ---------------------------------------------------------------------
                                                             14%       4,542     2,720     2,722       391       348       297
                                                         ---------------------------------------------------------------------
Preferred equity
 Corporate                                                    6%       1,107     1,107       732        43        43        40
 Subsidiaries                                                 8%         489       489       718        63        68        65
                                                         ---------------------------------------------------------------------
                                                              7%       1,596     1,596     1,450       106       111       105
                                                         ---------------------------------------------------------------------
Common equity                           176.4   $42.90       13%       7,475     4,261     4,181       558       452       358
------------------------------------------------------------------------------------------------------------------------------
                                                                     $13,613   $ 8,577   $ 8,353   $ 1,055   $   911   $   760
==============================================================================================================================

(1)  Underlying value estimate
(2) Represents share of operating cash flows attributable to the respective shareholders interests, including cash distributions

MINORITY INTERESTS OF OTHERS IN ASSETS

The majority of our real estate operations are conducted through Brookfield Properties Corporation, in which shareholders other than Brascan own a 50% common share interest. Shareholders other than Brascan own a 29% common share interest in our financial operations, compared with 45% at the end of 1998. During 2001, Brascan Financial repurchased 9% of its shares at a cost of $175 million. Also during 2001, we purchased the remaining interests of other shareholders in our power generating business for $100 million through the issuance of 3.9 million of our common shares.

The amounts distributed to other shareholders in the form of cash dividends were $70 million in 2001, $66 million in 2000 and $50 million in 1999. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.


PREFERRED EQUITY

The company has $1,596 million of preferred equity outstanding: $1.1 billion issued by Brascan; and $0.5 billion issued by consolidated subsidiaries of Brascan. The preferred equity is permanent in nature and enables Brascan to expand its equity base at low risk without any dilution to common shareholders. The average dividend rate at year end was 7%.

During 2001, we issued $375 million of new preferred equity in two series: $250 million of ten-year retractable nonparticipating 5.75% preferred shares that are repayable in common shares at the company's option; and $125 million of 49-year 8.35% preferred securities repayable in common or preferred shares at the company's option, distributions on which are deductible for tax purposes by the company. In 2001, we also reduced the rate on our 6.25% Series 8 fixed rate preferred shares in accordance with their terms, which resulted in


[ALAN DEAN PHOTOGRAPH]

"AS VALUE BUILDS WITHIN OUR BUSINESSES, OUR COMMON SHARES REPRESENT AN INCREASINGLY ATTRACTIVE INVESTMENT FOR OUR CAPITAL."
                                                                       Alan Dean

SHAREHOLDERS' INTERESTS

% OF UNDERLYING VALUE

[PIE CHART]

     o    Common equity (55%)
     o    Minority interests of others (33%)
     o    Preferred equity (12%)


Management's Discussion and Analysis
                                                                              37
shareholders converting them into $174 million of 5.63% Series 9 fixed rate preferred shares and $26 million of Series 8 floating rate preferred shares.


COMMON SHARE EQUITY

On a fully diluted basis, Brascan has 176.4 million common shares outstanding, an increase from 175.5 million at December 31, 2000. During 2001, we issued 3.9 million common shares in exchange for other shareholders' interests in our power generating business and repurchased 3.8 million shares under a normal course issuer bid at an average price of $26.98 per share. During 2000, 6.4 million common shares and equivalents were repurchased in a similar manner at a price of $20.03 per share.

Brascan has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the company's board of directors. The Class B shares are held by Edper Partners Limited, a private company owned by 37 individuals, who are also directors or officers of Brascan or its affiliates.


CAPITAL ALLOCATION

Capital allocation is critical to Brascan's success. Accordingly, we endeavour to apply a rigorous approach to allocating capital amongst our operating businesses and within each business. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration risk, upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. Post-investment reviews of all capital allocation decisions are conducted to ensure that anticipated returns are achieved and, if not, to determine the remedial action required and the measures needed to ensure that targeted returns are met on future projects.


LIQUIDITY

Brascan and its operating businesses endeavour to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, Brascan and its consolidated subsidiaries had $1.1 billion of undrawn committed credit facilities with 12 major financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain a significant portfolio of non-strategic financial assets that can be liquidated if required.

As further described under Results of Operations, Brascan generated $601 million of operating cash flow during 2001 and we expect this amount to increase to $705 million in 2002. Our free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, was $799 million during 2001 and is expected to exceed $900 million during 2002. This cash flow is available to pay common share dividends, expand our operating base, reduce debt or repurchase common shares as appropriate.


USE OF DERIVATIVES

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate positions. As a general policy, Brascan and its operating businesses endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. Brascan and its subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term. As at December 31, 2001, our net floating rate liability was $809 million, with the result that a 100 basis point increase in interest rates would adversely impact operating cash flow by $8 million.

The company's risk management and derivative financial instruments are more fully described in Note 14 to the Consolidated Financial Statements found on page 59 of this report.


[MARCELO MARINHO PHOTOGRAPH]

"THE STRINGENT ALLOCATION OF CAPITAL GEOGRAPHICALLY AND AMONG OUR BUSINESSES REMAINS ONE OF OUR MOST IMPORTANT PRIORITIES. WE BELIEVE THAT SUCCESSFUL COMPANIES ARE BUILT ON GETTING THIS BALANCE RIGHT."
                                                                 Marcelo Marinho

               OPERATING INCOME

[BAR CHART]

                                   CDN$ MILLIONS
                                   -------------
1999                                  $1,391
2000                                  $1,568
2001                                  $1,762
2002E                                 $1,853E


                                                      Brascan 2001 Annual Report
38

CORPORATE GUARANTEES AND CONTINGENT LIABILITIES

Brascan does not conduct its operations, other than equity accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any financial obligations not reflected herein or in its consolidated financial statements or the notes thereto. Equity accounted investments include Noranda and Nexfor, which are owned 40% and 41%, respectively, by Brascan.

Brascan provides guarantees from time to time in respect of its merchant banking, asset management and power marketing and financial activities. The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. The company has also guaranteed certain obligations within its operations, which are included in the financial statements and which are discussed under other debt of subsidiaries.


RESULTS OF OPERATIONS

OPERATING CASH FLOW

We believe that the most important measure of our operating performance is the cash flow generated from operations in relation to the capital employed. This is, in part, because we have focussed on owning high quality assets which require little capital investment on a sustaining basis and tend to appreciate in value over time.

Our cash flow from operations increased to $601 million from $495 million in 2000. Each of our operating businesses are managed to generate sustainable and increasing cash flow streams, which should result in these businesses appreciating in value over time. The cash flow from operations shown in the following table includes virtually no return on the $1.6 billion of assets currently under development for future growth, and includes only the dividends received from our investments in Noranda and Nexfor.

A summary of the sources of our operating cash flows is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)              2002E     2001     2000     1999
--------------------------------------------------------------------------------
Operating income
  Commercial property operations               $1,054   $1,087   $  960   $  868
  Financial operations                            332      303      275      263
  Power generating operations                     222      142      123       91
  Residential property operations                 150      140      118       94
  Other                                            95       90       92       75
--------------------------------------------------------------------------------
                                                1,853    1,762    1,568    1,391
Expenses
  Interest expense                                675      724      667      625
  Minority share of operating cash flow           500      454      416      362
  Other operating costs                            72       79       84      100
--------------------------------------------------------------------------------
                                                  606      505      401      304
Dividends from
  Noranda Inc. and Nexfor Inc.                     99       96       94       94
--------------------------------------------------------------------------------
Cash flow from operations                         705      601      495      398

Preferred equity distributions                     64       43       43       40
--------------------------------------------------------------------------------
Cash flow from operations
  to common shareholders                       $  641   $  558   $  452   $  358
--------------------------------------------------------------------------------
Cash flow from operations
  per common share                             $ 3.70   $ 3.20   $ 2.55   $ 2.00
================================================================================


[JACK COCKWELL PHOTOGRAPH]

"WE HAVE ENDEAVOURED TO BUILD OUR BUSINESS ON TEAM WORK AND FAIRNESS. THIS IS CONSISTENT WITH OUR GOAL OF BEING THE PREFERRED PARTNER IN EACH OF THE SECTORS IN WHICH WE OPERATE."
                                                                   Jack Cockwell

              OPERATING CASH FLOW

[BAR CHART]

                                   CDN$ MILLIONS
                                   -------------
1999                                   $398
2000                                   $495
2001                                   $601
2002E                                  $705E


Management's Discussion and Analysis

Cash flow per share from operations for the year ended December 31, 2001, including dividends from Noranda and Nexfor, was $3.20 after deducting all financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses whether retained or distributed. This represents a 25% increase from the $2.55 per share earned in 2000.

We expect cash flow from operations to increase in 2002 to $3.70 per common share, based on contractual increases in commercial property leases as rental rates continue to rise in our commercial property portfolio; continued expansion of our financial operations; and higher power generating revenues due to increased prices and a larger generating base. We also expect to benefit from lower financing charges following the issuance of lower-cost, long-term financing during 2001 and a lower interest rate environment.


FREE CASH FLOW

Brascan's free cash flow represents the operating cash flow retained in the business after dividend payments to shareholders of subsidiaries and preferred equity distributions to our shareholders, as well as sustaining capital expenditures, which are approximately $50 million for common shareholders on a levelized basis. Free cash flow is typically used to invest in the business for future growth, to reduce borrowings or to repurchase equity. A summary of Brascan's free cash flow is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)           2002E      2001      2000      1999
--------------------------------------------------------------------------------
Receipts
  Net operating income                      $1,853    $1,762    $1,568    $1,391
  Dividends from Noranda and Nexfor             99        96        94        94
                                            ------------------------------------
                                             1,952     1,858     1,662     1,485
                                            ------------------------------------
Disbursements
  Interest expense on borrowings               675       724       667       625
  Other operating costs                         72        79        84       100
  Sustaining capital investments
    Brascan                                     50        50        50        45
    Minority interests                          30        30        30        25
  Distributions
    Minority interests                          79        70        66        50
    Preferred equity                           126       106       111       105
                                            ------------------------------------
                                             1,032     1,059     1,008       950
--------------------------------------------------------------------------------
Free cash flow                              $  920    $  799    $  654    $  535
================================================================================


NET INCOME

Brascan's net income is determined under Canadian generally accepted accounting principles and is reconciled to the cash flow from operations presented herein by adjusting for non-cash items such as depreciation, tax provisions, unremitted earnings or losses from equity-accounted affiliates, and investment gains. Although net income is considered by many to be an important performance measure, we believe that it is less relevant than operating cash flow in assessing the value being created for our shareholders. The types of assets owned by Brascan tend to appreciate in value rather than depreciate, sustaining capital investments are low relative to depreciation, taxes are generally non-cash, and the realization of investment gains cannot be planned with certainty, and therefore do not provide our shareholders with an accurate assessment of underlying operating capacity. In addition, net income includes non-cash equity income and losses relating to our resource investments. As a result, we consider the most appropriate performance measure for Brascan to be cash flow from operations, which includes dividends received from investments.


[AARON REGENT PHOTOGRAPH]

"THESE ARE TOUGH TIMES IN THE MINING INDUSTRY. BEING ABLE TO DRAW EXTENSIVELY ON BRASCAN'S FINANCIAL AND POWER OPERATIONS TO REDUCE COSTS HAS PROVIDED US WITH UNIQUE COMPETITIVE ADVANTAGES."
                                                                    Aaron Regent

               FREE CASH FLOW

[BAR CHART]

                                   CDN$ MILLIONS
                                   -------------
1999                                   $535
2000                                   $654
2001                                   $799
2002E                                  $920E

                                                    Brascan 2001 Annual Report
40

Net income for 2001 was $311 million or $1.52 per common share, compared with $648 million or $3.41 per share in 2000. The components of net income for 2001 and the two prior years were as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)                            2001     2000     1999
------------------------------------------------------------------------------------
Cash flow from operations                                    $ 601    $ 495    $ 398
   Dividends from Noranda and Nexfor                           (96)     (94)     (94)
------------------------------------------------------------------------------------
Cash flow from operations, excluding dividends from Noranda
   and Nexfor                                                  505      401      304
   Depreciation and amortization                              (157)    (139)    (111)
   Non-cash taxes and other provisions                        (122)    (137)     (93)
   Minority share of non-cash items                            123      115       80
------------------------------------------------------------------------------------
Net income prior to resource investments and gains             349      240      180
Equity accounted income (loss) from resource investments       (38)     148      106
------------------------------------------------------------------------------------
Net income from continuing operations                          311      388      286
Income and gain on sale of discontinued operations              --      260      137
------------------------------------------------------------------------------------
Net income                                                   $ 311    $ 648    $ 423
------------------------------------------------------------------------------------
Per common share - diluted                                   $1.52    $3.41    $2.15
====================================================================================


Net income prior to resource investments and investment gains has shown consistent growth, similar to cash flow from operations, increasing to $349 million in 2001. Taking into account the equity accounted losses relating to Noranda as a result of lower commodity prices, net income before investment gains declined by $77 million from 2000. Net income for 2000 also included $260 million in disposition gains arising from the sale of shares in Canadian Hunter.


BUSINESS ENVIRONMENT AND RISKS

Our financial results are impacted by the performance of each of our businesses and various factors particular to our specific operating sectors and geographic locations, as well as by macro-economic factors such as economic growth and changes in currency, interest and inflation rates.

Our strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital than those achievable from lesser quality assets, we believe that the sustainability and future growth of their cash flows is more assured and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and positions us to benefit from future investment opportunities.

The following is a brief review of the potential impact these different factors may have on the company's business operations.


COMMERCIAL PROPERTIES

Our real estate operations are subject to varying degrees of risk depending on the location and nature of a property. These risks include changes in general economic conditions such as the availability and cost of mortgage financing, local conditions such as the supply of space or the demand for rental property in an area, the attractiveness of the properties to tenants, competition from others with available space, and the ability of the property owners to maintain the quality of their assets. As a result of September 11, 2001, the current non-availability of terrorism insurance is a further area of risk. A terrorist act could have a material effect on the company's assets if it occurred prior to us being able to procure terrorism insurance.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.


[TIM PRICE PHOTOGRAPH]

"I AM CONFIDENT THAT BRASCAN HAS A SOLID PLATFORM FOR GROWTH, HAVING MORE THAN DOUBLED OPERATING CASH FLOWS DURING THE PAST FEW YEARS."
                                                                       Tim Price

NET INCOME PRIOR TO RESOURCE INVESTMENTS AND GAINS

[BAR CHART]

                                   CDN$ MILLIONS
                                   -------------
1999                                  $180
2000                                  $240
2001                                  $349


Management's Discussion and Analysis
                                                                              41

While the outlook for commercial office rents is positive in the longer term, 2002 may not provide the same level of increases in rental rates on renewal as compared to 2001. We are, however, substantially protected against these short-term market conditions, since most of our leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

The downtown Manhattan market, which was adversely impacted by the terrorist acts of September 11, is expected to recover before the company's leases begin to expire between 2005 and 2015.


FINANCIAL OPERATIONS

Our financial operations are cash flow generating businesses which,managed carefully, should produce stable cash flows. Favourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out, also have a favourable impact on cash flows. The stability of the cash flows will increase as the asset management component builds. Severe economic conditions can, however, have a major impact on profitability. Since we operate largely within our areas of expertise, we are prepared to take ownership of and operate most assets which we finance. As a result, should it be necessary to acquire assets financed, the company generally would be able to do so at a lower cost than if purchased in the equity markets.


POWER GENERATING OPERATIONS

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of our hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations. Pricing risk is reduced, since 80% of our power production is committed to power sale contracts with major customers.

The Ontario government plans to open the Ontario electricity market to full competition on May 1, 2002. These changes may result in unstable power markets and lower spot power prices in the short term, which could adversely impact the operating income from our Ontario power business.


RESIDENTIAL PROPERTIES

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of land and housing assets is affected by consumer confidence, job stability and interest rates due to their impact on home buyers' decisions. These conditions can affect consumers' outlooks and, in particular, the price and volume of home purchases.

While the current economic conditions would normally reduce the level of home sales, low interest rates and home refinancing has kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence, however, could negatively affect these operations.


[BOB HARDING PHOTOGRAPH]

"IN MY GOVERNANCE ROLE, I PLACE THE HIGHEST PRIORITY ON RISK EVALUATION AND ENSURING WE ALWAYS FULFILL OUR REPUTATION FOR FAIR DEALING. WE WILL CONTINUE TO MAKE THESE OBJECTIVES OUR HIGHEST PRIORITY."
                                                                     Bob Harding

[DIANE HORTON PHOTOGRAPH]

"WE LISTED BRASCAN'S COMMON SHARES ON THE NEW YORK STOCK EXCHANGE IN 2000. THIS HAS BEEN AN IMPORTANT FACTOR IN THE DIVERSIFICATION OF OUR SHAREHOLDER BASE."

                                                                    Diane Horton


                                                      Brascan 2001 Annual Report
42

NATURAL RESOURCE INVESTMENTS

The financial results of our natural resource investments are cyclical in nature. Noranda's and Nexfor's products are primarily exported to markets in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity and in these export markets influence the demand for and prices of natural resource products.

We do not expect real industrial growth to accelerate until the latter half of 2002 or into 2003. As a result, the operating performance of our resource investments is expected to be negatively affected by depressed commodity prices throughout 2002.


EXECUTION OF STRATEGY

Our strategy for building long-term shareholder value is to acquire or develop high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested.

As part of our growth strategy, we endeavour to maintain a high level of liquidity in order to be in a position to invest on a contrarian basis. This entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will continue to be able to acquire or develop additional high quality assets at attractive prices to supplement growth from our existing assets.

The successful execution of a contrarian investment strategy requires careful timing and business judgement, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the industry. Our diversified business base and the sustainability of our cash flows provide an important element of strength in executing this strategy.

The conduct of Brascan's business and the execution of our growth strategy rely heavily on teamwork both within and between business units. Our operations contain centres of excellence which individual business units can draw upon in order to reduce their costs and enhance returns. We believe that these centres of excellence, combined with our team-oriented management structure, enable us to respond promptly to opportunities and problems when they arise.

Teamwork is encouraged by aligning senior executives' interests though substantial share ownership in the company. We have found this approach to be effective in encouraging the successful implementation of business plans. However, declining share prices may on occasion encourage executives with shorter-term objectives to leave or require replacement. This can lead to a loss of business momentum unless the required management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.


OUTLOOK

Our goal is to build long-term shareholder value by acquiring high quality assets at attractive values, by actively working to increase returns from currently owned assets, and by continuously pursuing new opportunities for future growth.

With well established positions in our three operating businesses and management teams dedicated to the creation of value, we believe that we are well positioned to achieve our goal.


[GORDON ARNELL PHOTOGRAPH]

"PLANNING FOR SUCCESSION IS ONE THING, BUT EXECUTING IT WITHOUT LOSING MOMENTUM IS WHAT REALLY COUNTS. WE CONTINUE TO STRIVE TO ACHIEVE EXCELLENCE IN THIS REGARD."
                                                                   Gordon Arnell

       COMMON SHARES - TRADING VOLUME

[BAR CHART]

                                   MILLIONS
                                   --------
1999                                  83
2000                                  86
2001                                 117


Management's Discussion and Analysis
                                                                              43

FORWARD-LOOKING STATEMENTS

The company's annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



[signed]

Brian D. Lawson
Executive Vice-President and Chief Financial
Officer February 13, 2002





                                                      Brascan 2001 Annual Report
44

CONSOLIDATED FINANCIAL STATEMENTS



MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements and other financial information have been prepared by the company's management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide reasonable assurance that relevant and reliable financial information is produced.

     These statements have been prepared in conformity with accounting principles generally accepted in Canada and the basis of presentation described in Note 2(b), and where appropriate, reflect estimates based on management's judgment. The financial information presented throughout this Annual Report is consistent with the information contained in the accompanying consolidated and pro forma financial statements.

     Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the financial statements in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the financial statements. Their report as auditors is set out below.

     The financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

                                      [signed]


Toronto, Canada                       Craig J. Laurie
February 13, 2002                     Vice-President, Finance


AUDITORS' REPORT

TO THE SHAREHOLDERS OF BRASCAN CORPORATION:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings, cash flow from operations and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

     Further, we have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet as at December 31, 2000 and the pro forma consolidated statements of income, retained earnings, cash flow from operations and cash flows for the years ended December 31, 2001, 2000 and 1999. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statements of income, retained earnings, cash flow from operations and cash flows have been properly compiled to give effect to the basis of presentation described in Note 2(b).

                                     [signed]


Toronto, Canada                      Deloitte & Touche LLP
February 13, 2002                    Chartered Accountants

Consolidated Financial Statements                                             45

CONSOLIDATED BALANCE SHEET


AS AT DECEMBER 31                                                         Pro forma
CDN$ MILLIONS                                        Note       2001         2000         2000
-----------------------------------------------------------------------------------------------
                                                                            Note 2
ASSETS
  Cash and cash equivalents                                   $   607      $   658      $   347
  Accounts receivable and other                                 2,202        2,141          985
  Operating assets
    Commercial properties                              3        9,580        9,838        3,100
    Financial operations                               4        3,137        3,016        3,016
    Power generating plants                            5        1,511        1,358        1,358
    Residential properties                             6        1,110          945          112
    Assets under development                           7        1,631        1,302          353
  Investment in Noranda Inc. and Nexfor Inc.           8        2,151        2,209        2,209
-----------------------------------------------------------------------------------------------
                                                              $21,929      $21,467      $11,480
===============================================================================================

LIABILITIES
  Non-recourse borrowings
    Property specific mortgages                        9      $ 7,160      $ 7,017      $   543
    Other debt of subsidiaries                         9        3,161        3,107        1,927
  Corporate borrowings                                10        1,313        1,360        1,360
  Accounts and other payables                                   1,718        1,630        1,304

SHAREHOLDERS' INTERESTS
  Minority interests of others in assets              11        2,720        2,722        1,057
  Preferred equity
    Corporate                                         12        1,107          732          732
    Subsidiaries                                      12          489          718          376
  Common equity                                       13        4,261        4,181        4,181
-----------------------------------------------------------------------------------------------
                                                              $21,929      $21,467      $11,480
===============================================================================================


On behalf of the Board:



(signed)                                         (signed)


Robert J. Harding, FCA, Director                 Philip B. Lind, Director


46                                                    Brascan 2001 Annual Report

CONSOLIDATED STATEMENT OF INCOME


YEARS ENDED DECEMBER 31                                                     Pro forma (Note 2)
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS                     Note      2001        2000         1999         2001         2000
------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                      $ 4,676     $ 4,205      $ 3,575      $ 1,229      $ 1,216
                                                                    ----------------------------------------------------------
NET OPERATING INCOME                                         15
  Commercial property operations                                      1,087         960          868          130          186
  Financial operations                                                  303         275          263          303          275
  Power generating operations                                           142         123           91          142          123
  Residential property operations                                       140         118           94            8            3
  Other                                                                  90          92           75           25           25
------------------------------------------------------------------------------------------------------------------------------
                                                                      1,762       1,568        1,391          608          612
EXPENSES
  Interest expense                                                      724         667          625          266          280
  Minority share of income before non-cash items             17         454         416          362          116          132
  Other operating costs                                                  79          84          100           11           18
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE NON-CASH ITEMS                                            505         401          304          215          182
  Depreciation and amortization                                         157         139          111           39           38
  Taxes and other provisions                                 16         122         137           93           (7)          15
  Minority share of non-cash items                           17        (123)       (115)         (80)          --           --
  Equity accounted loss (income)                                         38        (148)        (106)        (128)        (259)
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                       311         388          286          311          388
Income and gains on sale of discontinued operations          18          --         260          137           --          260
------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $   311     $   648      $   423      $   311      $   648
==============================================================================================================================
Per common share - diluted
  Income from continuing operations                          13     $  1.52     $  1.96      $  1.38      $  1.52      $  1.96
  Net income                                                        $  1.52     $  3.41      $  2.15      $  1.52      $  3.41
------------------------------------------------------------------------------------------------------------------------------
Per common share - basic
  Income from continuing operations                          13     $  1.54     $  1.96      $  1.38      $  1.54      $  1.96
  Net income                                                        $  1.54     $  3.47      $  2.17      $  1.54      $  3.47
==============================================================================================================================


CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS


YEARS ENDED DECEMBER 31                                                     Pro forma (Note 2)
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS                               2001        2000         1999         2001         2000
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE NON-CASH ITEMS                                        $   505     $   401      $   304      $   215      $   182
Dividends from Noranda Inc.                                              75          75           75           75           75
Dividends from Nexfor Inc.                                               21          19           19           21           19
Other                                                                    --          --           --           40           28
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                                           $   601     $   495      $   398      $   351      $   304
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS PER COMMON SHARE                          $  3.20     $  2.55      $  2.00      $  1.76      $  1.47
==============================================================================================================================


Consolidated Financial Statements                                             47

CONSOLIDATED STATEMENT OF CASH FLOWS


YEARS ENDED DECEMBER 31                                                Pro forma (Note 2)
CDN$ MILLIONS                                           Note       2001       2000       1999       2001       2000
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Cash flow from operations                                       $ 601      $ 495      $ 398      $ 351      $ 304
  Net change in non-cash working capital balances                   224        202        100         78          1
-------------------------------------------------------------------------------------------------------------------
                                                                    825        697        498        429        305
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Corporate borrowings, net of repayments                 20        (47)      (358)        39        (47)      (358)
  Property specific mortgages, net of repayments          20       (272)        83         14        108         87
  Other debt of subsidiaries, net of repayments           20        (41)       230       (221)        83        191
  Preferred equity issued                                           375         --         --        375         --
  Preferred equity of subsidiaries repurchased                     (229)      (107)      (180)        53         (6)
  Common shares and convertible notes repurchased                  (101)      (132)        --       (101)      (132)
  Common shares of subsidiaries repurchased                        (297)       (94)       (90)      (175)        --
  Undistributed minority share of cash flow               17        198        167        167         45         44
  Shareholder distributions                               21       (219)      (219)      (217)      (219)      (219)
-------------------------------------------------------------------------------------------------------------------
                                                                   (633)      (430)      (488)       122       (393)
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Investment in or sale of operating assets, net
  Commercial and residential properties                   20        473       (199)       180        (88)      (140)
  Financial operations                                    20       (121)       174         15       (121)       174
  Power generating plants                                          (180)      (233)       (92)      (180)      (233)
  Assets under development                                         (329)      (385)       (53)      (127)       (85)
Consolidation of Brookfield Properties Corporation         2         --         --         --        311         --
Sale of Canadian Hunter Exploration Ltd.                             --        619         --         --        619
Investment in Nexfor Inc.                                           (86)        --         --        (86)        --
-------------------------------------------------------------------------------------------------------------------
                                                                   (243)       (24)        50       (291)       335
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  Increase (decrease)                                               (51)       243         60        260        247
  Balance, beginning of year                                        658        415        355        347        100
-------------------------------------------------------------------------------------------------------------------
  Balance, end of year                                            $ 607      $ 658      $ 415      $ 607      $ 347
===================================================================================================================

CONSOLIDATED STATEMENT OF RETAINED EARNINGS


YEARS ENDED DECEMBER 31                                                Pro forma (Note 2)
CDN$ MILLIONS                                            Note     2001       2000       1999       2001       2000
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF YEAR                             $2,367     $1,938     $1,732     $2,367     $1,938
Net income                                                          311        648        423        311        648
Preferred equity issue costs                                        (12)        --         --        (12)        --
Shareholder distributions - Preferred equity              21        (43)       (43)       (40)       (43)       (43)
                          - Common equity                 21       (176)      (176)      (177)      (176)      (176)
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                                   $2,447     $2,367     $1,938     $2,447     $2,367
===================================================================================================================


48                                                    Brascan 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants ("CICA"). The company's accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

BASIS OF PRESENTATION

All currency amounts are Canadian dollars unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation ("the company") and the entities over which it has control.

     The company accounts for its investments in Noranda Inc. ("Noranda") and Nexfor Inc. ("Nexfor") over which it has significant influence on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

ACQUISITIONS

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of affiliates is amortized over the estimated useful lives of the assets acquired. The company regularly evaluates the carrying value of this amount based on a review of estimated future operating income and cash flows of the affiliates on an undiscounted basis, and any impairment is charged against income at that time.

COMMERCIAL PROPERTIES

Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property's future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market.

     Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

FINANCIAL OPERATIONS

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company's intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the "fair value" or the "quoted market value" may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjust it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

     Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

POWER GENERATING PLANTS

Power generating plants are carried at the lower of cost, less accumulated depreciation, and estimated net recoverable amount. A write-down to estimated net recoverable amount is recognized if a plant's future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each plant and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the service lives of the assets, which are 60 years for hydroelectric generation and up to 40 years for transmission, distribution and other assets.


Notes to Consolidated Financial Statements                                    49

RESIDENTIAL PROPERTIES

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net recoverable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

ASSETS UNDER DEVELOPMENT

COMMERCIAL PROPERTIES

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

POWER GENERATING PLANTS

Power generating plants and infrastructure under development consist of power generating plants under construction. These assets are recorded at the lower of cost, including pre-development expenditures and the net recoverable amount.

RESIDENTIAL PROPERTIES

Residential development land and infrastructure is recorded at the lower of cost and estimated net recoverable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

CAPITALIZED COSTS

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development, construction and initial predetermined start-up period. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

REVENUE AND EXPENSE RECOGNITION

COMMERCIAL PROPERTY OPERATIONS

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a property under development, and revenue related to such property is applied to reduce development costs.

     The company has retained substantially all of the risks and benefits of ownership of its commercial properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes participating rents and recoveries of operating expenses, including property, capital and large corporation taxes.

FINANCIAL OPERATIONS

Revenue from loans and securities, less a provision for uncollectible interest, fees, commissions or other amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of securities.

     Gains on the exchange of assets are generally deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold. Commissions from property brokerage are recognized at the time a firm offer is negotiated.

     Reinsurance contracts that do not result in a reasonable possibility that the company may realize a significant loss from the insurance risk are accounted for as deposits.

POWER GENERATING OPERATIONS

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

RESIDENTIAL PROPERTY OPERATIONS

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

MANAGEMENT SHARE OPTION PLAN

The company has a management share option plan for employees and directors as described in Note 13. No compensation expense is recognized when share options are granted. Any consideration paid by participants, or paid to participants, is recognized in common equity.


50                                                    Brascan 2001 Annual Report

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments from time to time primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

     Certain subsidiaries enter into interest rate, commodity or foreign exchange derivative contracts that are not designated as hedges. These contracts are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

INCOME TAXES

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

FOREIGN EXCHANGE

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the year.

CASH FLOW FROM OPERATIONS

Cash flow from operations represents net income before non-cash charges for depreciation and amortization, taxes and other provisions and equity accounted income or losses, and includes dividends received on the company's equity accounted investments. Cash flow from operations is calculated based on amounts attributable to the company's common and preferred shareholders and excludes amounts attributable to the minority interests whether or not distributed to those shareholders.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHANGE IN ACCOUNTING POLICIES

Starting January 1, 2001, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

FUTURE ACCOUNTING POLICY CHANGES

The Canadian Institute of Chartered Accountants issued new standards on Business Combinations and Goodwill and Other Intangible Assets. The company is adopting the new standards as of January 1, 2002.

     The standards require that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill will no longer be amortized but will be subject to impairment tests on at least an annual basis. During 2002, the company is required to perform impairment tests on goodwill recorded as of January 1, 2002.

COMPARATIVE FIGURES

Certain of the prior year's figures have been restated or reclassified to conform with the 2001 presentation.


2.  INVESTMENT IN BROOKFIELD PROPERTIES CORPORATION

(a) ACQUISITION

As a result of the repurchase of common shares by Brookfield Properties Corporation ("Brookfield") during 2001, Brascan's fully diluted voting interest in this company increased to in excess of 50%. Accordingly, Brascan commenced consolidating Brookfield's


Notes to Consolidated Financial Statements                                    51
assets and liabilities effective December 31, 2001. The purchase price consideration, which amounted to $1,559 million as at December 31, 2001, represents the equity accounted carrying value of Brascan's interest in Brookfield. The allocation of the purchase price is as follows:

MILLIONS                              DECEMBER 31, 2001
-------------------------------------------------------
Assets acquired                                 $12,839
Liabilities assumed                               8,640
Non-controlling and preferred share
  interests                                       2,640
-------------------------------------------------------
Net assets acquired                             $ 1,559
=======================================================

(b) PRO FORMA FINANCIAL STATEMENTS

As described in Note 2(a), the company commenced consolidating Brookfield effective December 31, 2001. The 2000 pro forma balance sheet and the 2001, 2000 and 1999 pro forma statements of income, cash flow from operations, cash flows and retained earnings have been presented as supplementary information for comparative purposes giving effect to consolidating the results of Brookfield since January 1, 1999 at the company's ownership levels in those years. Prior to December 31, 2001, Brookfield was accounted for using the equity method of accounting under generally accepted accounting principles. The consolidation of Brookfield had no effect on net income, income per share or retained earnings during those periods.

3.  COMMERCIAL PROPERTIES

                                            Pro forma
MILLIONS                            2001        2000        2000
-----------------------------------------------------------------
Commercial properties             $10,164     $10,319     $ 3,172
Less:accumulated depreciation         584         481          72
-----------------------------------------------------------------
Total                             $ 9,580     $ 9,838     $ 3,100
=================================================================

(a) Commercial properties carried at a net book value of approximately $3,756 million are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $37 million annually for the next five years and $1,662 million in total on an undiscounted basis.

(b) Commercial properties are carried net of $223 million (pro forma 2000 - $224 million) which arose on the acquisition of the company's ownership interests in certain commercial properties. Of this amount, $13 million (pro forma 2000 - $24 million) relates to lease incentives in place at the time of acquisition, and $210 million (pro forma 2000 - $200 million) relates to reductions in the carrying value of commercial properties as a result of the application of the asset and liability method of accounting for income taxes.

(c) Construction costs of $27 million (pro forma 2000 - $46 million), interest costs of nil (pro forma 2000 - $4 million) and general and administrative expenses of $2 million (pro forma 2000 - $2 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2001.

(d) Commercial properties for 2000 includes the equity accounted carrying value of Brookfield of $1,332 million and mortgages, securities and other balances receivable from Brookfield of $1,355 million previously included in other balance sheet accounts.


4.  FINANCIAL OPERATIONS

MILLIONS                           Note       2001        2000
---------------------------------------------------------------
Securities                          (a)      $1,507      $1,619
Loans and notes receivables         (b)       1,630       1,397
---------------------------------------------------------------
Total                                        $3,137      $3,016
===============================================================

(a) SECURITIES

MILLIONS                                       2001        2000
---------------------------------------------------------------
Debentures                                   $  203      $  105
Managed funds                                   137         134
Common shares                                   433         405
Preference shares                               734         975
---------------------------------------------------------------
Total                                        $1,507      $1,619
===============================================================

The fair value of the company's securities at December 31, 2001 was $1,493 million (2000 - $1,603 million). In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.


52                                                    Brascan 2001 Annual Report

     The portfolio consists of 31% floating rate securities and 69% fixed rate securities with an average yield of 6.7% and an average maturity of six years.

     Securities include $430 million (2000 - $535 million) of affiliates, principally in equity accounted investees. Revenue earned on these securities during the year amounted to $21 million (2000 - $27 million).

(b) LOANS AND NOTES RECEIVABLE

Loans include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

     The fair value of the company's loans and notes receivable at December 31, 2001 and 2000 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

     Loans and notes receivable include US$486 million (2000 - US$303 million) denominated in US dollars carried at a book value of $773 million (2000 - $452 million).

     Loans and notes receivable include $293 million (2000 - $358 million) due from affiliates, which are principally equity accounted investees, $37 million (2000 - $39 million) of Executive Share Ownership Plan loans and $315 million (2000 - nil) of re-insurance deposits representing total assets of $1,134 million, offset by $819 million of reserves and other liabilities. Letters of credit amounting to $91 million have been issued in connection with re-insurance operations.

     Interest earned during the year on loans due from equity accounted investees amounted to $26 million (2000 - $44 million. Income earned on re-insurance operations was $15 million (2000 -nil) representing $784 million of premium and other revenues offset by $769 million of reserves and other expenses.

     The loan portfolio matures between one year and six years, with an average maturity of two years and consists of 83% floating rate loans and 17% fixed rate loans with an average yield of 9.4%.

5.  POWER GENERATING PLANTS

MILLIONS                       2001        2000
------------------------------------------------
Generation                    $1,405      $1,293
Transmission                     207         201
Distribution and other           163          97
------------------------------------------------
                               1,775       1,591
Accumulated depreciation
  and amortization               264         233
------------------------------------------------
Total                         $1,511      $1,358
================================================

Power generating plants include the cost of the company's 26 hydroelectric generating stations in Ontario, Quebec and British Columbia, the company's interest in the Lake Superior Power co-generation plant and its residual interest in Louisiana Hydroelectric Power.

   The company's hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2019 to 2044.

6.  RESIDENTIAL PROPERTIES

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

     The company, through its subsidiaries, is contingently liable for obligations of its partners in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

7.  ASSETS UNDER DEVELOPMENT

                                           Pro forma
MILLIONS                           2001        2000        2000
----------------------------------------------------------------
Commercial development sites      $  576      $  328      $   --
Power generating plants               95          31          31
Residential development land         790         782         161
Other                                170         161         161
----------------------------------------------------------------
Total                             $1,631      $1,302      $  353
================================================================

Notes to Consolidated Financial Statements                                    53

     Commercial development sites include commercial development land and rights, primarily for office properties. Power generating plants consist of hydroelectric generating assets currently under development in North and South America. Residential development land includes infrastructure of master planned residential communities.

     The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2001, $26 million (pro forma 2000 - nil) of interest was capitalized to commercial development sites. In connection with residential development operations, these costs are expensed as building lots and homes are sold. During 2001, after interest recoveries, the company recovered a net $23 million (pro forma 2000 - capitalized $12 million) of interest and capitalized nil (pro forma 2000 - $2 million) of administrative and development costs.

8.   INVESTMENT IN NORANDA INC. AND NEXFOR INC.

MILLIONS                     Number of Shares     2001            2000
----------------------------------------------------------------------
Noranda Inc.                       94.1        $ 1,680         $ 1,809
Nexfor Inc.                        58.8            471             400
----------------------------------------------------------------------
Total                                          $ 2,151         $ 2,209
======================================================================

Included in the carrying value of the company's long-term investment in Noranda and Nexfor is $344 million (2000 - $368 million), representing the excess of acquisition costs over the company's share of the net book value of these investments net of amortization.

9.   NON-RECOURSE BORROWINGS

(a)  PROPERTY SPECIFIC MORTGAGES

                                              Pro forma
MILLIONS                             2001          2000          2000
---------------------------------------------------------------------
Commercial properties              $6,604        $6,574        $  100
Power generating plants               556           443           443
---------------------------------------------------------------------
Total                              $7,160        $7,017        $  543
---------------------------------------------------------------------

Property specific mortgages include $5,593 million (2000 - $211 million) repayable in US dollars equivalent to US$3,518 million (2000 - US$142 million) and $22 million (2000 - $45 million) in Brazilian Reais equivalent to R$32 million (2000 - R$59 million). The weighted average interest rate at December 31, 2001 was 7.0% (2000 - 8.1%).

     Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS                                      Annual Repayments
---------------------------------------------------------------
2002                                                   $    265
2003                                                      1,204
2004                                                        198
2005                                                        205
2006                                                        216
Thereafter                                                5,072
---------------------------------------------------------------
Total                                                  $  7,160
===============================================================

(b)  OTHER DEBT OF SUBSIDIARIES

                                              Pro forma
MILLIONS                               2001         2000         2000
---------------------------------------------------------------------
Financial operations                $   935      $   767      $   767
Power generating operations             596          559          559
Residential properties                  826        1,055            -
International operations and other      804          726          601
---------------------------------------------------------------------
Total                               $ 3,161      $ 3,107      $ 1,927
=====================================================================

Other debt of subsidiaries include $2,235 million (2000 - $1,342 million) repayable in US dollars equivalent to US$1,406 million (2000 - US$901 million) and $83 million (2000 - $59 million) in Brazilian Reais equivalent to R$121 million (2000 - R$71 million). The weighted average interest rate at December 31,2001 was 7.0% (2000 - 8.6%).

     Residential properties represent construction financing totalling $826 million (Pro forma 2000 - $1,055 million) which is repaid from the proceeds on the sale of building lots, single family houses and condominiums. As new homes are constructed further loan facilities are arranged on a rolling basis.

     Other borrowings and accounts payable include obligations pursuant to financial instruments and retractable preferred shares that have been reclassified as liabilities. These amounts include approximately $500 million of obligations relating to the company's international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees and assets to satisfy these obligations without recourse to the company. In addi-

54                                                    Brascan 2001 Annual Report
tion, other debt of subsidiaries have specific financial covenants which do not include any recourse to the company.

     Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

MILLIONS                   Residential         Other          Total
-------------------------------------------------------------------
2002                           $   683       $   453        $ 1,136
2003                               127           111            238
2004                                11           373            384
2005                                 3           467            470
2006                                 2           133            135
Thereafter                           -           798            798
-------------------------------------------------------------------
Total                          $   826       $ 2,335        $ 3,161
===================================================================

The fair value of property specific mortgages and other debt of subsidiaries is less than their book values by $106 million (2000 - in excess of the book value by $17 million), determined by way of discounted cash flows using market rates adjusted for the subsidiaries' credit spreads.

10.  CORPORATE BORROWINGS

MILLIONS                                       2001        2000
---------------------------------------------------------------
Commercial paper
  and bank borrowings                      $     20    $    416
Publicly traded term debt                     1,113         596
Privately held term debt                        180         348
---------------------------------------------------------------
Total                                      $  1,313    $  1,360
===============================================================

Commercial paper and bank borrowings include the company's bank credit facilities, which are in the form of 364-day revolving facilities totalling $653 million as at December 31, 2001, convertible at the company's option into three-year amortizing term facilities on each anniversary. These facilities are at floating rates and have a weighted average interest rate of 2.7% (2000 - 6.6%).

     Term debt borrowings which have maturity dates up to 2008, have a weighted average interest rate of 6.3% (2000 - 7.5%), and include $1,272 million (2000 - $1,150 million) repayable in US dollars equivalent to US$800 million (2000 - US$772 million).

     During 2001, the company issued US$300 million of 8.125% publicly traded term debt due December 2008.

     Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS                                          Annual Repayments
-------------------------------------------------------------------
2002                                                   $        326
2003                                                            326
2004                                                            168
2005                                                             12
2006                                                              2
Thereafter                                                      479
-------------------------------------------------------------------
Total                                                  $      1,313
===================================================================

The fair value of corporate borrowings at December 31, 2001 and 2000 approximated their carrying value, determined by way of discounted cash flows using market rates adjusted for the company's credit spreads.

11.  MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

                                                         Pro forma
MILLIONS                                        2001          2000          2000
--------------------------------------------------------------------------------
Real estate operations                        $1,777        $1,665        $   --
Financial operations                             591           738           738
Other                                            352           319           319
--------------------------------------------------------------------------------
Total                                         $2,720        $2,722        $1,057
================================================================================

During 2001,Great Lakes Power Inc. (operating as "Brascan Power") was privatized, and the company's consolidated interests in Trilon Financial Corporation (operating as "Brascan Financial") increased to 71%.

12.  PREFERRED EQUITY - CORPORATE AND SUBSIDIARIES

Corporate and subsidiary preferred equity outstanding was comprised of the following:

                                                          Pro forma
MILLIONS                              Note        2001         2000         2000
--------------------------------------------------------------------------------
Corporate
  - preferred shares                  (a)       $  982       $  732       $  732
  - preferred securities              (a)          125           --           --
Subsidiaries
  - preferred shares                  (b)          489          718          376
--------------------------------------------------------------------------------
Total                                           $1,596       $1,450       $1,108
================================================================================

Notes to Consolidated Financial Statements                                    55

(a)  PREFERRED EQUITY - CORPORATE

The company has issued the following preferred shares:

MILLIONS                                                     2001         2000
------------------------------------------------------------------------------
Class A Preferred Shares
  Series 1 + 5     65% P(1)                Retractable     $   65       $   65
                                                           -------------------
  Series 2         70% P                   Perpetual       $  262       $  262
  Series 3         B.A. + 40 b.p.(2)       Perpetual          200          200
  Series 4 + 7     70% P / 8.5%            Perpetual           70           70
  Series 8         Variable up to P        Perpetual           26          200
  Series 9         5.63%                   Perpetual          174            -
  Series 10        5.75%                   Perpetual          250            -
------------------------------------------------------------------------------
Total                                                      $  982       $  732
==============================================================================

(1)  Included in accounts and other payables
(2)  Rate determined in a monthly auction
P -  Prime Rate     B.A.- Banker's Acceptance Rate     b.p.- Basis Points

The company is authorized to issue an unlimited number of Class A Preferred Shares and an unlimited number of Class AA Preferred Shares, issuable in series. No Class AA Preferred Shares have been issued.

     The following Class A Preferred Shares are issued and out- standing:

NUMBER OF SHARES                                      2001                  2000
--------------------------------------------------------------------------------
Class A Preferred Shares
  Series 1 + 5                                   2,619,091             2,620,691
  Series 2                                      10,465,100            10,465,100
  Series 3                                           2,000                 2,000
  Series 4 + 7                                   2,800,000             2,800,000
  Series 8                                       1,049,792             8,000,000
  Series 9                                       6,950,208                    --
  Series 10                                     10,000,000                    --
--------------------------------------------------------------------------------

     The Class A Preferred Shares have preference over the Class AA Preferred Shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of $25 per share, except the Class A, Series 3 Preferred Shares which have a par value of $100,000 per share.

     During 2001, the company issued 10,000,000 Series 10 5.75% Preferred Shares for cash proceeds of $250 million by way of a public offering, and 6,950,208 Series 9 5.63% Preferred Shares with an aggregate par value of $174 million were issued on conversion from Series 8 Preferred Shares. The dividend rate on the remaining Series 8 Preferred Shares, which was previously fixed at 6.25% per annum, became a floating rate dividend at the time of the conversion on November 1, 2001. Every fifth anniversary thereafter, the Series 8 Preferred Shares have the right to convert to the Series 9 Preferred Shares on a share-for-share basis and vice versa.

     During 2001, the company issued 8.35% preferred securities due 2050 for proceeds of $125 million. The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part after 2006 at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

(b)  PREFERRED EQUITY - SUBSIDIARIES

Subsidiaries of the corporation have issued the following perpetual preferred shares:

                                                       Pro forma
MILLIONS                                    2001            2000            2000
--------------------------------------------------------------------------------
Real estate                                 $259            $342            $ --
Financial                                    220             283             283
Other                                         10              93              93
--------------------------------------------------------------------------------
Total                                       $489            $718            $376
================================================================================

13.  COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A common shares") and 85,120 Class B Limited Voting Shares ("Class B common shares"), together referred to as common shares.

56                                                    Brascan 2001 Annual Report

     The company's common shareholders' equity is comprised of the following:

MILLIONS                                                  2001              2000
--------------------------------------------------------------------------------
Convertible Notes
  Series I        B.A.+ 40 b.p. (1)     2085      $         75      $         75
  Series II       3.9% (2)              2088                24                24
--------------------------------------------------------------------------------
                                                            99                99
Class A and B common shares                              1,715             1,715
Retained earnings                                        2,447             2,367
--------------------------------------------------------------------------------
Common equity                                     $      4,261      $      4,181
--------------------------------------------------------------------------------
NUMBER OF SHARES
Class A common shares                              169,696,313       169,290,683
Class B common shares                                   85,120            85,120
--------------------------------------------------------------------------------
                                                   169,781,433       169,375,803
Unexercised options                                  3,474,717         3,012,707
Reserved for conversion of
  subordinated notes                                 3,106,847         3,116,782
--------------------------------------------------------------------------------
Total fully diluted common shares                  176,362,997       175,505,292
================================================================================

(1)    Rate determined in a semi-annual auction, maximum 10%
(2)    Rate determined as 120% of the current common share dividend
B.A.- Banker's Acceptance Rate    b.p.- Basis Points

(a)  CONVERTIBLE NOTES

The Convertible Notes are subordinate to the company's senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

     The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 3,106,847 (2000 - 3,116,782) Class A common shares at conversion prices of $32.00 and $31.00 per share, respectively, and are redeemable at any time at the company's option.

     During 2000,$50 million of the Series II Convertible Notes (equivalent to 1,612,903 Class A common shares) were repurchased by the company at a cost of $40 million and $3 million were converted into 109,386 Class A common shares. The discount of $10 million on the repurchase of Convertible Notes was recorded as a capital transaction and excluded from net income.

(b)  CLASS A AND CLASS B COMMON SHARES

The company's Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company's board of directors. Shareholder approvals for matters other than for the election of directors, must be received from the holders of the company's Class A common shares as well as the Class B common shares, each voting as a separate class.

     During 2001 and 2000 the number of common shares issued and outstanding changed as follows:

NUMBER OF SHARES                                        2001               2000
--------------------------------------------------------------------------------
Outstanding at beginning of year                 169,375,803        173,841,306
Issued (repurchased):
  Dividend reinvestment plan                          14,361             23,811
  Management share option plan                        11,290            204,500
  Management share purchase plan                     210,616                 --
  Conversion of debentures                            10,070            109,386
  In exchange for shares
     of Brascan Power                              3,916,793                 --
  Normal course issuer bid                        (3,757,500)        (4,803,200)
--------------------------------------------------------------------------------
Outstanding at end of year                       169,781,433        169,375,803
================================================================================

     In 2001, under a normal course issuer bid, the company repurchased 3,757,500 (2000 - 4,803,200) Class A common shares at a cost of $101 million (2000 - $92 million). During 2001, 3,916,793 Class A common shares were issued on the privatization of the company's subsidiary, Brascan Power, at a price of $25.50 per share for total consideration of $100 million. Also during the year, 14,361 (2000 - 23,811) Class A common shares were issued under the company's dividend reinvestment plan, 11,290 (2000 - 204,500) Class A common shares were issued under the company's Management Share Option Plan ("MSOP") and 210,616 (2000 - nil) Class A common shares were issued under the company's Management Share Purchase Plan ("MSPP"), for total proceeds of $2.2 million (2000 - $2.8 million).

Notes to Consolidated Financial Statements                                    57

(c) EARNINGS PER SHARE

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS                                                    2001           2000
--------------------------------------------------------------------------------
Net income                                                 $ 311          $ 648
Convertible note interest                                     (5)            (6)
Preferred security distributions                              (1)            --
Preferred share dividends                                    (42)           (43)
--------------------------------------------------------------------------------
Net income available
  for common shareholders                                  $ 263          $ 599
--------------------------------------------------------------------------------
Weighted average
  outstanding common shares                                  171            173
Dilutive effect of the
  conversion of notes and options                              3              3
--------------------------------------------------------------------------------
Common shares and
  common share equivalents                                   174            176
================================================================================

(d)  OTHER

Loans receivable from officers of the company of $7.7 million (2000 - $4.3 million) owing under the company's Management Share Purchase Plan are secured by fully paid Class A common shares of the company and are deducted from shareholders' equity.

     Options issued under the company's MSOP vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date. Members of the MSOP can exercise their options in one of the following three ways: a) by purchasing the shares at the option price; b) by receiving shares with the number of shares issued calculated as the difference between the option price and the current market price multiplied by the number of options divided by the current market price; or c) by receiving cash equal to the difference between the option price and the current market price for each option.

     Costs relating to 162,700 (2000 - 293,500) Class A common share purchase options, representing the difference between the option price and the market price at the time of exercise, resulted in $1.1 million (2000 - $1.7 million) being recorded as a charge to common shareholders' equity.

     The changes in the number of options during 2001 and 2000 are as follows:

                                         2001                    2000
------------------------------------------------------------------------------
                                              Weighted               Weighted
                                Number of      Average  Number of     Average
                                 Options      Exercise   Options      Exercise
                                 (000's)        Price    (000's)       Price
------------------------------------------------------------------------------
Outstanding
 at beginning of year             3,013      $    23.94   2,959      $   23.63
  Granted                           675           22.70     635          16.95
  Exercised                        (174)          19.54    (498)         13.85
  Cancelled                         (39)          16.55     (83)         18.96
------------------------------------------------------------------------------
Outstanding
 at end of year                   3,475      $    24.01   3,013      $   23.94
------------------------------------------------------------------------------
Exercisable
  at end of year                  2,119                   1,965
==============================================================================

At December 31, 2001, the following options to purchase Class A common shares were outstanding:

                                           Weighted
NUMBER                                     Average            Number
OUTSTANDING                               Remaining         Exercisable
(000'S)             Exercise Price           Life             (000's)
------------------------------------------------------------------------
  828              $16.55 - $19.20         7.9 yrs.             189
1,074              $19.30 - $22.70         7.6 yrs.             395
1,573              $24.95 - $29.40         6.4 yrs.           1,535
------------------------------------------------------------------------
3,475                                                         2,119
========================================================================

     A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units ("DSU's"). The DSU's accumulate additional DSU's at the same rate as dividends on common shares. Officers and directors are not allowed to convert the DSU's into cash until termination of employment or retirement. The value of the DSU's, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the DSU's as at December 31,2001 was $2.3 million (2000 - $0.8 million).

58                                                    Brascan 2001 Annual Report

14.  RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

     Management evaluates and monitors the credit risks of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. There placement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

     The company endeavours to maintain a matched book of currencies. However, unmatched positions are carried, on occasion, within pre-determined exposure limits based on expectations for currencies. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

     At December 31, 2001, the company held US dollar foreign exchange contracts having a notional amount of $1,129 million (2000 - $987 million) at an average exchange rate of 1.581 (2000 - 1.517) and having a replacement cost of $8 million (2000 - replacement value of $17 million). All of the foreign exchange contracts at December 31, 2001 had a maturity of less than one year. The company also held interest rate swap contracts having a notional amount of $777 million (2000 - $40 million) with a replacement cost of $6 million (2000 - $4 million). These contracts expire over a period of seven years.

     At December 31, 2001, the company's subsidiaries held US dollar foreign exchange contracts having a notional amount of $1,105 million (2000 - $792 million) at an average exchange rate of 1.539 (2000 - 1.475) and a replacement cost of $32 million (2000 - replacement value of $3 million). These contracts expire over the next six years. The company's subsidiaries held credit derivative contracts having a total notional amount of $100 million (2000 - $147 million) and having maturities of less than two years and a net replacement value which approximates book value.

     The company's subsidiaries also held interest rate swap contracts as at December 31, 2001 with a total notional amount of $2,948 million (2000 - $2,270 million). These interest rate swap contracts were comprised of contracts with a replacement value in excess of that recorded in the company's accounts of $43 million (2000 - $20 million), and contracts with a replacement cost in excess of that recorded in the company's accounts of $2 million (2000 - $6 million). The interest rate swap transactions include both fixed and variable rate instruments which have maturities varying from one to 14 years.

     The company has entered into energy derivative contracts primarily to hedge the sale of generated power. As at December 31, 2001, the energy derivative contracts were comprised of contracts with a replacement value of $16 million, as well as contracts with a replacement cost of $1 million.

     The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

   In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2001, the company and its subsidiaries had $452 million (2000 - $224 million) in such commitments outstanding. The company's subsidiaries maintain credit facilities and other financial assets to fund these commitments.

     The company owns eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza, and Towers One, Two and Four of the World Financial Center. These properties sustained mainly superficial damage as a result of the attack on and subsequent collapse of the World Trade Center. To date there have been no lease cancellations in the New York portfolio. The company has conducted a full review of all its leases with external legal experts. The company has concluded that, while it cannot possibly prevent attempts by tenants to take advantage of these events to benefit their individual circumstances, its contractual agreements as they relate to leases are in full force and effect. Also, as a result of September 11, 2001,the company does not have terrorism insurance. Accordingly, a terrorist act could have a material effect on the company's assets. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

Notes to Consolidated Financial Statements                                    59

15.  NET OPERATING INCOME

Net operating income is determined for each business segment as revenue less all attributable expenses except interest, depreciation, minority share of income and tax expenses. The details are as follows:

(a)  COMMERCIAL PROPERTY OPERATIONS

                        Pro forma
MILLIONS          2001     2000      1999     2001      2000
------------------------------------------------------------
Revenue         $1,718   $1,587    $1,431    $ 156    $  222
Expenses           631      627       563       26        36
------------------------------------------------------------
Net             $1,087    $ 960     $ 868    $ 130    $  186
============================================================

(b)  FINANCIAL OPERATIONS

                          Pro forma
MILLIONS            2001     2000     1999    2001    2000
------------------------------------------------------------
Revenue            $ 636    $ 589    $ 569   $ 636   $   589
Expenses             333      314      306     333       314
------------------------------------------------------------
Net                $ 303    $ 275    $ 263   $ 303   $   275
============================================================

(c)  POWER GENERATING OPERATIONS

                            Pro forma
MILLIONS             2001     2000    1999     2001      2000
-------------------------------------------------------------
Revenue             $ 270    $ 246   $ 188    $ 270   $   246
Expenses              128      123      97      128       123
-------------------------------------------------------------
Net                 $ 142    $ 123    $ 91    $ 142   $   123
=============================================================

(d)  RESIDENTIAL PROPERTY OPERATIONS

                                    Pro forma
MILLIONS                    2001       2000       1999    2001    2000
----------------------------------------------------------------------
Revenue                 $  1,936   $  1,655   $  1,285   $ 116   $  98
Expenses                   1,796      1,537      1,191     108      95
----------------------------------------------------------------------
Net                     $    140   $    118   $     94   $   8   $   3
======================================================================

(e)  OTHER OPERATIONS

                            Pro forma
MILLIONS               2001     2000      1999     2001     2000
----------------------------------------------------------------
Revenue             $   116   $  128   $   102   $   51   $   61
Expenses                 26       36        27       26       36
----------------------------------------------------------------
Net                 $    90   $   92   $    75   $   25   $   25
================================================================

16.  INCOME TAXES

The difference between the statutory income tax rate of 41% (2000 - $44%) and the effective income tax rate of -8% (2000 - 2%) is attributable principally to dividends subject to tax prior to receipt by the company of 30% (2000 - 21%), the reduction in income tax rates of nil (2000 - 10%),equity accounted earnings of 15% (2000 - 20%) and other of 4% (2000 - -9%).

     Future income tax assets (liabilities) are included in accounts receivable and consist of the following:

                                                    Pro forma
MILLIONS                                   2001       2000         2000
-------------------------------------------------------------------------
Tax assets related to
  operating and capital losses           $   958    $    962     $    172
Tax liabilities related to
  differences in tax and book base           743         715          368
-------------------------------------------------------------------------
Future income tax asset (liability)      $   215    $    247     $   (196)
-------------------------------------------------------------------------

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $417 million that relate to non-capital losses which expire over the next seven years, and $48 million that relate to capital losses which have no expiry. The company's US subsidiaries have future income tax assets of $452 million that relate to net operating losses which expire over the next 17 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $1,075 million.

17.  MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority interests, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to minority interests. The details are as follows:

60                                                    Brascan 2001 Annual Report

                                                    Pro forma
MILLIONS                                       2001      2000      1999      2001     2000
------------------------------------------------------------------------------------------
Distributed as dividends
  Preferred                                  $   63    $   68    $   65    $   44    $  51
  Common                                         70        66        50        27       37
Undistributed                                   198       167       167        45       44
------------------------------------------------------------------------------------------
Minority interest expense                    $  331    $  301    $  282    $  116    $ 132
------------------------------------------------------------------------------------------
Minority share of income
  before non-cash items                      $  454    $  416    $  362    $  116    $ 132
Minority share of
  non-cash items                                123       115        80        --       --
------------------------------------------------------------------------------------------
Minority interest expense                    $  331    $  301    $  282    $  116    $ 132
------------------------------------------------------------------------------------------

18.  GAIN ON SALE OF DISCONTINUED OPERATIONS

During 2000, the company sold its investment in Canadian Hunter Exploration Inc. ("Canadian Hunter") for total gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a gain of $250 million, calculated as follows:

MILLIONS                                   2000
------------------------------------------------
Sale proceeds                             $ 619
Carried value                              (217)
Provisions for taxes and other items       (152)
Equity accounted income                      10
------------------------------------------------
Income and gain on sale                   $ 260
------------------------------------------------

19.  JOINT VENTURES

The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures reflected in the company's accounts:

                                            Pro forma
MILLIONS                           2001          2000          2000
-------------------------------------------------------------------
Assets                          $ 2,152       $ 1,310       $   292
Liabilities                       1,135           672           203
Operating revenues                  449           363           232
Operating expenses                  255           220           166
Net income                           78            54            11
Cash flows
 from operating activities          123            60             6
Cash flows
 from investing activities          (73)          (20)          (16)
Cash flows
 from financing activities          (66)          (54)           (9)
-------------------------------------------------------------------

20.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                       Pro forma
MILLIONS                                      2001          2000          1999          2001          2000
-----------------------------------------------------------------------------------------------------------
Corporate borrowings
  Issuances                                $   477       $    --       $   145       $   477       $    --
  Repayments                                   524           358           106           524           358
-----------------------------------------------------------------------------------------------------------
Net                                        $   (47)      $  (358)      $    39       $   (47)      $  (358)
-----------------------------------------------------------------------------------------------------------
Property specific mortgages
  Issuances                                $   929       $   200       $   170       $   208       $   138
  Repayments                                 1,201           117           156           100            51
-----------------------------------------------------------------------------------------------------------
Net                                        $  (272)      $    83       $    14       $   108       $    87
-----------------------------------------------------------------------------------------------------------
Other debt of subsidiaries
  Issuances                                $   337       $   344       $   357       $   136       $   305
  Repayments                                   378           114           578            53           114
-----------------------------------------------------------------------------------------------------------
Net                                        $   (41)      $   230       $  (221)      $    83       $   191
-----------------------------------------------------------------------------------------------------------
Commercial and residential properties
  Dispositions of                          $   766       $    37       $   606       $    50       $    40
  Investment in                                293           236           426           138           180
-----------------------------------------------------------------------------------------------------------
Net                                        $   473       $  (199)      $   180       $   (88)      $  (140)
-----------------------------------------------------------------------------------------------------------
Financial assets
  Securities sold                          $   848       $   609       $   308       $   848       $   609
  Securities purchased                        (736)         (464)         (264)         (736)         (464)
  Loans collected                            2,424         1,114           381         2,424         1,114
  Loans advanced                            (2,657)       (1,085)         (410)       (2,657)       (1,085)
-----------------------------------------------------------------------------------------------------------
Net                                        $  (121)      $   174       $    15       $  (121)      $   174
-----------------------------------------------------------------------------------------------------------

Cash taxes paid, included in other operating costs, were $18 million (2000 - $22 million). Cash interest paid totalled $266 million (2000 - $259 million).

21.  SHAREHOLDER DISTRIBUTIONS

                                    Pro forma
MILLIONS                       2001      2000      1999      2001      2000
---------------------------------------------------------------------------
Common equity
  Common share dividends       $171      $170      $168      $171      $170
  Convertible note interest       5         6         9         5         6
---------------------------------------------------------------------------
                                176       176       177       176       176
---------------------------------------------------------------------------
Preferred equity
  Preferred share dividends      42        43        40        42        43
  Preferred security
    distributions                 1        --        --         1        --
---------------------------------------------------------------------------
                                 43        43        40        43        43
---------------------------------------------------------------------------
Total                          $219      $219      $217      $219      $219
===========================================================================

Notes to Consolidated Financial Statements                                    61

22.  DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles ("Canadian GAAP") differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

     The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company's balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

     Under Canadian GAAP, companies are permitted to provide supplementary measures of net income, income per share and cash flow per share in the consolidated financial statements, provided that these measures are not given the same prominence as reported income or income per share. This is not permitted under US GAAP.

(a)  INCOME STATEMENT DIFFERENCES

The significant differences in accounting principles between the company's income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS                                 Ref.        2001             2000
--------------------------------------------------------------------------
NET INCOME AS REPORTED
UNDER CANADIAN GAAP                                 $   311        $   648
Adjustments:
  Reduction of equity
     accounted income                      (i)          (61)           (52)
  Change in deferred
     income taxes                         (ii)           49            (31)
  Convertible note interest              (iii)           (5)            (6)
  Preferred security distributions        (iv)           (1)            --
  Stock options                            (v)          (13)             2
  Adjustment of trading
     securities to market                 (vi)           (2)             3
  Derivative instruments
     and hedging activities              (vii)           12             --
  Minority shareholders'
     interests and other                (viii)          (14)            (8)
--------------------------------------------------------------------------
INCOME UNDER US GAAP
  BEFORE EXTRAORDINARY ITEM                             276            556
   Gain on early debt retirement          (ix)           --              6
--------------------------------------------------------------------------
Net income under US GAAP                            $   276        $   562
--------------------------------------------------------------------------

                                            2001      2000
------------------------------------------------------------
PER SHARE AMOUNTS
  UNDER US GAAP
Income before extraordinary item
   Basic                                 $   1.37   $   2.97
   Diluted                               $   1.34   $   2.95
Net income
   Basic                                 $   1.37   $   3.00
   Diluted                               $   1.34   $   2.99
------------------------------------------------------------

(i)  - Equity Accounted Income

Under US GAAP, the company's equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment                Canadian GAAP           US GAAP
----------------------------------------------------------------------
Rental revenue recognition        as it becomes due      straight-line
Depreciation on rental property      sinking fund        straight-line
Start-up costs                        defer and             expense
                                       amortize           as incurred
Stock option plans                    recorded             liability
                                     upon exercise          method
Derivative instruments and          See Note (vii)
  hedging activities
----------------------------------------------------------------------

(ii) - Deferred Income Taxes

Under Canadian GAAP, tax rates are applied to temporary differences and losses carried forward when they are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. The change in deferred income taxes also includes the tax effect of the income statement adjustments under US GAAP.

(iii) - Convertible Note Interest

Under Canadian GAAP, the company's subordinated convertible notes are treated as common share equivalents with interest paid thereon recorded as a distribution from retained earnings. This results from the company's ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income.

62                                                    Brascan 2001 Annual Report

(iv) - Preferred Security Distributions

Under Canadian GAAP, the company's preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company's ability to repay these notes and meet interest obligations by delivering its common or preferred shares to the holders. Under US GAAP, the preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income.

(v)  - Stock Options

Under Canadian GAAP, no compensation expense has been recorded in respect of stock options granted or for changes in their fair value during the year. Under US GAAP, Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation ("SFAS 123") establishes financial accounting and reporting standards for stock-based employee compensation plans.

     As allowed under SFAS 123, the company measures compensation expense for options granted to employees in accordance with Accounting Principles Board No. 25 ("APB 25"). Given the ability of the option holders to require the company to settle the intrinsic value of the option in cash, the change in the intrinsic value is recorded as a charge or credit to income on a quarterly basis. Accordingly, the change in the intrinsic value of the stock compensation of both the company and its subsidiaries has been recorded as a charge to income under US GAAP.

(vi) - Adjustment of Trading Securities to Market

Under Canadian GAAP, the company records short-term investments at the lower of cost and net realizable value. Unrealized losses in value are included in the determination of net income. Under US GAAP, trading securities are carried at market, with unrealized gains and losses included in the determination of net income.

(vii) - Derivative Instruments and Hedging Activities

Under Canadian GAAP, derivatives that hedge financial risks are not recorded in net earnings until the underlying hedged transaction is recorded. In addition, the criteria to achieve hedge accounting under Canadian GAAP differs from those required to achieve hedge accounting for US GAAP.

     On January 1, 2001, Brascan adopted FASB Statement No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized periodically in income.

     The adoption of SFAS 133 resulted in a cumulative increase (decrease) in net income of $33 million, other comprehensive income of $(42) million, assets of $6 million, and liabilities of $15 million to the

Notes to Consolidated Financial Statements                                    63
company's consolidated financial statements for the year ended December 31, 2001. During the year ended December 31, 2001, $13 million of net derivative losses were reclassified from other comprehensive income to income. The effect of the transition adjustment as of January 1, 2001, was an increase in assets of $22 million, an increase in liabilities of $20 million, a decrease in other comprehensive income of $7 million and an increase in net income of $9 million.

(viii) - Minority Interests of Others in Assets

Minority interests of others in assets have been adjusted for the differences between Canadian GAAP and US GAAP.

(ix) - Gain on Early Debt Retirement

During 2000, the company repurchased $50 million principal amount of its subordinated convertible notes at a cost of $40 million. Under Canadian GAAP, since the convertible notes are considered a component of shareholders' equity, this gain is recorded as an increase in shareholders' equity. Under US GAAP, this gain is considered income and is recorded as an extraordinary item, net of taxes of $4 million.

(b)  COMPREHENSIVE INCOME

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

MILLIONS                                  2001        2000
-----------------------------------------------------------
Net income under US GAAP                 $ 276       $ 562
Unrealized gain on securities                4          52
Foreign currency
  translation adjustments                  (57)        (16)
Derivative instruments
  and hedging activities                    (5)         --
Adoption of SFAS 133
  by Noranda and Nexfor                    (37)         --
Minimum pension liability
  adjustment by Noranda and Nexfor         (41)         --
Taxes on other comprehensive income         54         (32)
-----------------------------------------------------------
Comprehensive income                     $ 194       $ 566
===========================================================

(c)  BALANCE SHEET DIFFERENCES

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP results in the following presentation of the company's balance sheet under US GAAP:

MILLIONS                                        Ref.        2001       2000
------------------------------------------------------------------------------
ASSETS
 Cash and cash equivalents                                $    607   $     347
 Accounts receivable and other                               2,414         835
 Securities                                      (i)         1,493       1,603
 Loans and notes receivables                                 1,630       1,397
 Operating assets
  Commercial properties                                      9,060       1,766
  Power generating plants                                    1,511       1,358
  Residential properties                                     1,110         112
  Assets under development                                   1,631         353
 Corporate investments                        (ii,iii)       2,003       3,459
------------------------------------------------------------------------------
Total assets under US GAAP                                $ 21,459   $  11,230
==============================================================================

LIABILITIES AND
 SHAREHOLDERS' EQUITY
  Non-recourse borrowings
   Property specific mortgages                            $  7,160   $     543
   Other debt of subsidiaries                                3,180       1,927
  Corporate borrowings                                       1,438       1,360
  Convertible notes                                             99          99
  Accounts and other payables                   (iv)         1,698       1,334
  Minority interests of others in assets                     2,628       1,043
  Preferred equity
     - Corporate                                               982         732
     - Subsidiaries                                            489         376
  Common equity                                  (v)         3,785       3,816
------------------------------------------------------------------------------
Total liabilities
 and equity under US GAAP                                 $ 21,459   $  11,230
==============================================================================

The significant difference in each category between Canadian and US GAAP are as follows:

(i) - Securities

Under Canadian GAAP, the company records its trading securities which are short-term investments at the lower of cost and net realizable value. Unrealized losses in value are included in the determination of income. Under US GAAP, trading securities are carried at market, with unrealized gains and losses included in income.

64                                                    Brascan 2001 Annual Report

     Under Canadian GAAP, the company records other investments at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these securities meet the definition of available for sale, which includes any security for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. Changes in unrealized gains and losses are recorded, net of related income tax effects, as a component of comprehensive income.

MILLIONS                                2001          2000
------------------------------------------------------------
Securities under Canadian GAAP        $ 1,507       $ 1,619
Net unrealized gains (losses)
  for trading securities                   (1)            1
Net unrealized gains (losses)
  on available for sale securities        (13)          (17)
------------------------------------------------------------
Securities under US GAAP              $ 1,493       $ 1,603
============================================================

(ii) - Corporate Investments

The company's corporate investments balance is comprised of its investments in Noranda Inc., Nexfor Inc. and Brookfield Properties Corporation (prior to consolidation in 2001).

     For US GAAP purposes, the company's corporate investments have been adjusted to reflect the cumulative impact of calculating earnings of its equity accounted affiliates on a US GAAP basis.

MILLIONS                                2001         2000
-----------------------------------------------------------
Corporate investments
  under Canadian GAAP                 $ 2,151       $ 3,541
Income adjustments                        (42)          (52)
Tax rate adjustment                        --            32
Comprehensive income adjustments          (52)           (7)
Retained earnings adjustment              (54)          (55)
-----------------------------------------------------------
Corporate investments
  under US GAAP                       $ 2,003       $ 3,459
===========================================================

(iii) - Joint Ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission ("SEC"), the company has continued to follow the proportionate consolidation method. Additional joint venture information is provided in Note 19.

(iv) - Deferred Income Taxes

The deferred income tax asset (liability) under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS                                 2001          2000
-------------------------------------------------------------
Tax assets related to
  operating and capital losses         $ 1,003       $   258
Tax liabilities related to
  differences in tax and book basis       (474)         (426)
Valuation allowance                        (45)          (45)
-------------------------------------------------------------
Deferred income tax asset
  (liability) under US GAAP            $   484       $  (213)
=============================================================

(v) - Common Equity

MILLIONS                                 2001         2000
-------------------------------------------------------------
Common equity
  under Canadian GAAP                  $ 4,261       $ 4,181
Reclassification of
  convertible notes                        (99)          (99)
Cumulative adjustments to
  retained earnings under US GAAP         (171)         (142)
Accumulated
  comprehensive loss                      (206)         (124)
-------------------------------------------------------------
Common equity under US GAAP            $ 3,785       $ 3,816
=============================================================

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS                          2001           2000
-------------------------------------------------------
Common shares                    $ 1,705       $ 1,705
Accumulated
  comprehensive loss                (206)         (124)
Retained earnings                  2,286         2,235
-------------------------------------------------------
Common equity under US GAAP      $ 3,785       $ 3,816
=======================================================

Notes to Consolidated Financial Statements                                    65

(d)  CASH FLOW STATEMENT DIFFERENCES

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS                                    2001      2000
------------------------------------------------------------
Cash flows provided from
  (used for) the following activities:
     Operating under Canadian GAAP          $ 429   $   305
     Convertible note interest                (5)        (6)
------------------------------------------------------------
     Operating under US GAAP                 424        299
     Financing                               127       (387)
     Investing                              (291)       335
------------------------------------------------------------
Net increase in cash and
  cash equivalents under US GAAP            $ 260   $   247
============================================================

(e)  FUTURE ACCOUNTING POLICY CHANGES

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, Business Combinations (SFAS 141), and Goodwill and Other Intangible Assets (SFAS 142). The company will adopt the new standards as of January 1, 2002.

     The standards required that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill will no longer be amortized but will be subject to impairment tests on at least an annual basis. During 2002, the company will perform the required impairment tests on goodwill recorded as of January 1, 2002.

     In August 2001, FASB issued Accounting for Asset Retirement Obligations (SFAS 143), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

     In October 2001, the FASB issued Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. The company has not yet determined the impact, if any, of adopting SFAS 143 and SFAS 144.

23.  SUBSEQUENT EVENT

On February 1, 2002, the company completed the acquisition of six hydroelectric generating stations and related transmission facilities in the State of Maine (operating as "Great Northern Energy") for cash consideration of US$156.5 million.

24.  SEGMENTED INFORMATION

The company's presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments.

     (i) commercial property operations, which are principally office properties located in major North American cities;

     (ii) financial operations, which include asset management, business services, capital markets activities and merchant banking activities;

     (iii)power generating operations, which are predominantly hydroelectric power generating facilities on North American river systems;

     (iv) residential property operations, which represent the company's residential development and home building operations; and

     (v) resource investments, which are comprised of the company's ownership interests in Noranda Inc. and Nexfor Inc.

66
                                                      Brascan 2001 Annual Report

Revenue, cash flow from operations, income and assets by reportable segments are as follows:

                                                            Pro forma 2001                            Pro forma 2000
----------------------------------------------------------------------------------------------------------------------------------
                                                     Cash flow from                                Cash flow from
MILLIONS                                     Revenue   Operations   Income     Assets     Revenue    Operations   Income    Assets
----------------------------------------------------------------------------------------------------------------------------------
Commercial property operations              $ 1,718      $1,087     $ 1,087   $10,156    $  1,587      $  960    $   960   $10,166
Financial operations                            636         303         303     3,137         589         275        275     3,016
Power generating operations                     270         142         142     1,606         246         123        123     1,389
Residential property operations               1,936         140         140     1,900       1,655         118        118     1,727
Resource investments                              -          96         (38)    2,151           -          94        148     2,209
Corporate and other                             116          90          90     2,979         128          92         92     2,960
----------------------------------------------------------------------------------------------------------------------------------
                                            $ 4,676       1,858       1,724   $21,929    $  4,205       1,662      1,716   $21,467
Interest and other unallocated expenses                   1,257       1,413                             1,167      1,328
----------------------------------------------------------------------------------------------------------------------------------
Cash flow / income from continuing operations            $  601     $   311                            $  495    $   388
==================================================================================================================================

                                                              2001                                      2000
----------------------------------------------------------------------------------------------------------------------------------
                                                     Cash flow from                                Cash flow from
MILLIONS                                     Revenue   Operations   Income     Assets     Revenue    Operations   Income    Assets
----------------------------------------------------------------------------------------------------------------------------------
Commercial property operations               $    156    $   170    $   296   $10,156    $    222      $   214    $  297   $ 3,100
Financial operations                              636        303        303     3,137         589          275       275     3,016
Power generating operations                       270        142        142     1,606         246          123       123     1,389
Residential property operations                   116          8          8     1,900          98            3         3       273
Resource investments                                -         96        (38)    2,151           -           94       148     2,209
Corporate and other                                51         25         25     2,979          61           25        25     1,493
----------------------------------------------------------------------------------------------------------------------------------
                                             $  1,229        744        736   $21,929    $  1,216          734       871   $11,480
Interest and other unallocated expenses                      393        425                                430       483
----------------------------------------------------------------------------------------------------------------------------------
Cash flow / income from continuing operations            $   351    $   311                            $   304    $  388
==================================================================================================================================

Revenue and assets by geographic segment are as follows:

                                Pro forma 2001            Pro forma 2000
---------------------------------------------------------------------------
MILLIONS                     Revenue      Assets       Revenue      Assets
---------------------------------------------------------------------------
Canada                       $ 1,371      $ 8,265      $ 1,260      $ 8,508
United States                  2,740       10,134        2,406        9,903
South America and other          565        3,530          539        3,056
---------------------------------------------------------------------------
Revenue / Assets             $ 4,676      $21,929      $ 4,205      $21,467
===========================================================================

                                     2001                      2000
---------------------------------------------------------------------------
MILLIONS                     Revenue      Assets       Revenue       Assets
---------------------------------------------------------------------------
Canada                       $   652      $ 8,265      $   671      $ 6,435
United States                     12       10,134            6        1,989
South America and other          565        3,530          539        3,056
---------------------------------------------------------------------------
Revenue / Assets             $ 1,229      $21,929      $ 1,216      $11,480
===========================================================================

Notes to Consolidated Financial Statements                                    67

MANAGEMENT TEAM

MANAGING PARTNERS

CORPORATE
  Robert J. Harding, FCA           Jack L. Cockwell               J. Bruce Flatt
  Chairman                         Co-Chairman                    President and Chief
                                                                    Executive Officer
  Richard B. Clark                 George E. Myhal                Harry A. Goldgut          Brian D. Lawson
  Real Estate                      Financial Services             Power Generation          Chief Financial Officer
  Richard J. Legault               John C. Tremayne               Marcelo J.S. Marinho
  Business Development             Treasurer                      International

OPERATING

  REAL ESTATE                      FINANCIAL SERVICES             POWER GENERATION          RESOURCES AND OTHER
  Gordon E. Arnell                 Timothy R. Price               Edward C. Kress           David W. Kerr
  Chairman                         Chairman                       Chairman                  Chairman and CEO, Noranda
  John E. Zuccotti                 Jeffrey M. Blidner             Richard J. Legault        Alex G. Balogh
  Co-Chairman                      Vice-Chairman                  President and COO         Chairman, Falconbridge
  David D. Arthur                  J. Peter Gordon                                          Derek Pannell
  Commercial, Canada               Restructuring                                            President and COO, Noranda
  Ian G. Cockwell                  Brian G. Kenning                                         Dominic Gammiero
  Residential                      Merchant Banking                                         President and CEO, Nexfor
  Jacky Delmar                     Trevor D. Kerr                                           Aaron W. Regent
  International                    Capital Markets                                          Chief Financial Officer, Noranda
  Steven J. Douglas                Frank N.C. Lochan                                        Martin Schady
  Chief Financial Officer          Commercial Financing                                     Corporate Development, Noranda
  Alan Norris                      Terry A. Lyons
  Residential                      Merchant Banking
                                   Sam J.B. Pollock
                                   Merchant Banking
                                   Bruce K. Robertson
                                   Asset Management
                                   A. Paulo Sodre
                                   International

SENIOR OFFICERS

CORPORATE
  Alan V. Dean                     Craig J. Laurie                Jack S. Sidhu             Katherine C. Vyse
  Senior Vice-President            Vice-President                 Vice-President            Vice-President, Investor Relations
  Corporate Affairs and Secretary  Finance                        Capital Markets           and Communications
  Lisa W.F. Chu                    Jennifer Auyeung               Cyrus P. Madon            M. Diane Horton
  Controller                       Assistant Controller           Vice-President            Director, Investor Relations
                                                                  Corporate Development
OPERATING

  REAL ESTATE                      FINANCIAL SERVICES             POWER GENERATION          RESOURCES AND OTHER
  Dennis H. Friedrich              Colum P. Bastable              Colin L. Clark            Roberto P.C. de Andrade
  Commercial, United States        Commercial Property Services   Generation                Group Chairman, International
  G. Mark Brown                    Simon P. Dean                  Laurent Cusson            Bert Martin
  Finance                          Business Services              Marketing                 Specialty Papers, Nexfor
  Karen H. Weaver                  Bryan K. Davis                 Donald Tremblay           Yvonne A. McKinlay
  Finance, Canada                  Finance                        Finance                   North American Building Products, Nexfor
  Kathleen Kane                    Kelly J. Marshall              Robert Desbois            J. Barrie Shineton
  Counsel                          Corporate Finance              Energy Portfolio Manager  European Building Products, Nexfor
  Thomas F. Farley                                                Jeff Martin               Catherine Johnston
  Commercial,Western Canada                                       US Operations             Business Performance, Noranda
  Philip Mostowich                                                Antonio Novaes            Michael Knuckey
  Commercial, Eastern Canada                                      International             Exploration, Noranda
  Paul G. Kerrigan                                                                          Peter Kukielski
  Residential                                                                               Projects, Noranda
  Peter E. Nesbitt
  Residential

68                                                    Brascan 2001 Annual Report

DIRECTORS

BOARD OF DIRECTORS

  Roberto P. Cezar de Andrade               J. Bruce Flatt                    Allen T. Lambert, O.C.
  Chairman                                  President and Chief Executive     Group Chairman
  Brascan Brazil Ltd.                       of the Corporation                Brascan Financial Services
  Rio de Janeiro, Brazil                    Toronto, Canada                   Toronto, Canada

  The Lord Black                            Julia E. Foster                   Philip B. Lind, O.C.
  of Crossharbour, P.C.(C), O.C.            Chair                             Vice-Chairman
  Chairman and Chief Executive              Ontario Arts Council              Rogers Communications Inc.
  Hollinger Inc.                            Toronto, Canada                   Toronto, Canada
  London, England
                                            James K. Gray, O.C.               The Honourable Roy MacLaren, P.C.
  James J. Blanchard                        Corporate Director                Corporate Director
  Partner                                   Calgary, Canada                   Toronto, Canada
  Verner, Liipfert, Bernhard,
  McPherson & Hand                          Lynda C. Hamilton                 Saul Shulman,
  Washington, D.C., U.S.A.                  President and Chief Executive     Senior Partner
                                            Edper Investments Limited         Goodman & Carr
  Jack L. Cockwell                          Toronto, Canada                   Toronto, Canada
  Co-Chairman of the Corporation
  Toronto, Canada                           Robert J. Harding, FCA            Jack M. Mintz
                                            Chairman of the Corporation       President and Chief Executive
  John P. Curtin, Jr.                       Toronto, Canada                   C.D. Howe Institute
  Managing Director, Investment Banking                                       Toronto, Canada

  Goldman, Sachs & Co.                      David W. Kerr
  New York, U.S.A.                          Chairman and Chief Executive      George S.Taylor
                                            Noranda Inc.                      Corporate Director
  The Honourable                            Toronto, Canada                   St. Marys, Canada
  J. Trevor Eyton, O.C.
  Member of the Senate of Canada
  Toronto, Canada

COMMUNITY SUPPORT

WE TAKE PRIDE IN SUPPORTING THE COMMUNITIES WHERE WE CONDUCT BUSINESS

OUR OPERATIONS TOGETHER WITH OUR EMPLOYEES CONTRIBUTE OVER $1 MILLION ANNUALLY TO UNITED WAY CAMPAIGNS ACROSS CANADA.

THE PETER F. BRONFMAN SCHOLARSHIP PROGRAMS PROVIDE FINANCIAL ASSISTANCE TO OVER 250 UNIVERSITY STUDENTS ANNUALLY.

FIVE-YEAR REVIEW

MILLIONS, EXCEPT PER SHARE AMOUNTS                            2001          2000           1999          1998           1997
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
PER COMMON SHARE (FULLY DILUTED)
Book value                                                  $24.68        $24.24         $21.72        $20.58         $20.01
Cash flow from operations                                     3.20          2.55           2.00          1.70           1.29
Cash return on book equity                                      13%           11%             9%            8%             6%
Net income
  Prior to resource investments and gains                     1.74          1.12           0.78          0.87           0.86
  Including resource investments and gains                    1.52          3.41           2.15          2.12           3.34
Market trading price - TSE                                   28.75         21.95          19.10         21.30          26.00
Market trading price - NYSE/AMEX                          US$18.06      US$14.56       US$13.50      US$13.94       US$18.13
Dividends
  Paid                                                        1.00          0.99           0.98          0.98           0.98
  Yield                                                        3.5%          4.5%           5.1%          4.6%           3.8%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL (MILLIONS)
Assets                                                     $21,929       $21,467        $20,174       $20,598        $17,549
Common equity                                                4,261         4,181          3,882         3,753          3,540
Revenues                                                     4,676         4,205          3,575         3,510          2,549
Operating income                                             1,762         1,568          1,391         1,302            957
Cash flow from operations                                      601           495            398           343            270
Net income
  Prior to resource investments and gains                      349           240            180           193            182
  Including resource investments and gains                     311           648            423           415            620
Number of common shares outstanding                          169.8         169.4          173.8         169.6          166.1
-----------------------------------------------------------------------------------------------------------------------------

WE PAY TRIBUTE TO THE MANY INNOCENT PEOPLE WHO LOST THEIR LIVES OR LOVED ONES IN THE TERRORIST ATTACKS ON THE UNITED STATES ON SEPTEMBER 11, 2001. WE DONATED $1.5 MILLION IN RELIEF FUNDS TO HELP THE FAMILIES WHO SUFFERED TRAGIC LOSS IN THESE ATTACKS.

[PHOTO]  TWO WORLD FINANCIAL CENTER (LEFT) AND ONE LIBERTY PLAZA (RIGHT)

70                                                    Brascan 2001 Annual Report

SHAREHOLDER INFORMATION

SHAREHOLDER ENQUIRIES

Shareholder enquiries should be directed to Katherine Vyse, Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at its head office:

BRASCAN CORPORATION
Suite 4400, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario   M5J 2T3
Telephone:   416-363-9491
Facsimile:   416-363-2856
Web Site:    www.brascancorp.com
E-mail:      enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent:

CIBC MELLON TRUST COMPANY
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
Telephone:   416-643-5500 or
             1-800-387-0825
             (Toll free throughout North America)
Facsimile:   416-643-5501
Web Site:    www.cibcmellon.com

COMMUNICATIONS

The company endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

The company maintains a web site that provides summary information on the company and ready access to its published reports, press releases, statutory filings, supplementary information and stock and dividend information. Directors and management meet with the company's shareholders at the Annual Meeting and are available to respond to questions at any time.

The company maintains an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company's financial results. The company also endeavours to ensure that the media are kept informed of developments as they occur.

ANNUAL MEETING OF SHAREHOLDERS

The company's 2002 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, April 26, 2002 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast on Brascan's web site at www.brascancorp.com.

STOCK EXCHANGE LISTINGS

                                    SYMBOL                        STOCK EXCHANGE
---------------------------------------------------------------------------------------------
CLASS A COMMON SHARES               BNN.A                         New York, Toronto, Brussels
CLASS A PREFERENCE SHARES
  Series 1                          BNN.PR.A                      Toronto
  Series 2                          BNN.PR.B                      Toronto
  Series 3                          BNN.PR.F                      Canadian Venture
  Series 4                          BNN.PR.C                      Toronto
  Series 8                          BNN.PR.E                      Toronto
  Series 9                          BNN.PR.G                      Toronto
  Series 10                         BNN.PR.H                      Toronto
PREFERRED SECURITIES                BNN.PR.S                      Toronto

DIVIDEND RECORD AND PAYMENT DATES

                               RECORD DATE                                        PAYMENT DATE
-----------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON SHARES (1)      First day of February, May, August and November    Last day of February, May, August and November
CLASS A PREFERENCE SHARES (1)
Series 1,2,4 and 10            15th day of March, June, September and December    Last day of March, June, September and December
Series 3                       Second Wednesday of each month                     Thursday following second Wednesday of each month
Series 8                       Last day of each month                             12th day of following month
Series 9                       15th day of January, April, July and October       First day of February, May, August and November
PREFERRED SECURITIES (2)       15th day of March, June, September and December    Last day of March, June, September and December
-----------------------------------------------------------------------------------------------------------------------------------
(1) All dividend payments are subject to declaration by the Board of Directors     (2) Interest payments

DIVIDEND REINVESTMENT PLAN

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company's Head Office or from its web site.

BUILDING ON OUR STRENGTHS

BRASCAN CORPORATION

BNN: TSE/NYSE

Suite 4400, BCE Place
Box 762, 181 Bay Street
Toronto, Ontario
Canada M5J 2T3
Tel. 416-363-9491
Fax  416-363-2856

www.brascancorp.com
enquiries@brascancorp.com



BRASCAN CORPORATION 2001 ANNUAL REPORT

Printed in Canada